SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 27, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF Social Report for November 2002.

Repsol YPF SOCIAL REPORT

November 2002

The Repsol YPF Social Report tries to give a clear vision of the company’s responsibility to the community by presenting accurate and relevant facts.

In this document, we wish to evaluate the efforts we undertake to further community development there where we produce and sell our products and services.

It should also serve as an additional line of communication, supplementing and broadening the information provided in our Annual and Environmental Reports, and acting as a new framework to stimulate dialogue and an effective exchange of information with our stakeholders and the community in general.

We at Repsol YPF invite you to put forward any comments, judgements, suggestions, or questions in relation to our performance so far, and the challenges we must face in the exercise of our social responsibilities. In this way, you can help us achieve ongoing improvement and progress in our efforts to address community needs, advancing at the pace demanded by the stark reality of this twenty-first century. (e-mail: publicaciones@repsolypf.com)

The Chairman’s Declaration

It is especially gratifying for me to tell you that the document now in your hands is the first edition of the Repsol YPF Social Report.

Our society today requires businesses to assume more responsibility for their actions, and to present clearer reports on all their activities. In recognition of this, we have taken a step forward in the company’s policy of transparency in the release of information, and have added a new element to our corporate communications tools.

In our Annual Report, there are chapters referring to several activities outside the purely economical, such as “Human Resources”, “The Environment”, and “Repsol YPF in the Community”. Indeed, from 1996 onwards, the company has published an annual Environmental Report.

Yet, this is the first publication dedicated entirely to a description of our social activities. On this special occasion, allow me to share one or two thoughts with you.

BUSINESS AND THE SOCIAL ENVIRONMENT

The new socio-economic scenarios, in which the private sector plays an increasing role, require that business institutions take a more active and leading part.

The community in general wishes to see such companies taking action in economic and financial arenas other than those in which they traditionally move. Corporations’ main responsibility, that of efficient business management in order to achieve profit, should be in harmony with the principles of sustainable development.

RESPONSIBILITY AND ENERGY

The progress of any society depends on its supply of energy. Repsol YPF is principally engaged in the production, transport and distribution of two primary energy sources, oil and natural gas. Despite the advance of renewable energies, these hydrocarbons still account for the lion’s share of total energy consumption.

The International Energy Agency, the United States’ Energy Information Administration, and the majority of public and private institutions issuing projections on long-term energy consumption, forecast that oil and gas will comprise 69 percent of world energy consumption in 2020. Oil will continue to be the main source of energy, representing 40 percent of the whole; and natural gas will account for 29 percent of world demand.

The care of energy sources and a responsible production on the part of energy companies, in conjunction with an efficient energy use and consumption by the consumer, are vital requisites for the sustainable development of our planet.

It is our duty to take into consideration social and environmental welfare when designing our company’s strategic programmes. We believe this is the best way to maintain our share in the economy and our level of competitiveness, and at the same time contribute to environmental and social sustainability.

REPSOL YPF, A RESPONSIBLE COMPANY

This attitude is by no means new to us. A commitment to the community has always been part of our company’s intrinsic value.

Repsol YPF subscribes to the precepts established in the United Nations’ Global Compact. The very nature of the oil and gas sectors is such that our business project would lack meaning if it did not preserve the surrounding environment and contribute to social and economic progress in the regions where we operate.

Our Environmental Commitment includes the obligation to endeavour that economic development and respect for the environment may coexist. As you may be aware from our Environmental Report, Repsol YPF has an Environmental Management System based on the ISO 14001 standard. We have also assumed a Safety Commitment, and set in place a Management System whereby this is observed in all our areas of activity.

Our participation in the sponsorship of important cultural projects, both in Spain and Latin America, in the plastic arts, music and the recovery of artistic heritage, has received external acknowledgement.

Our Group foundations,the Repsol YPF Foundation, the YPF Foundation, and the Repsol YPF Ecuador Foundation, have become effective instruments for managing the resources allotted to many of these spheres, and to others of a scientific and educational nature, or to promote research.

But there also exists a worthy series of activities, possibly less exposed to the public eye so far, but nevertheless of great importance for the social development of many communities. It is our intention to integrate all these undertakings within the company’s corporate structure, for two purposes: that all ventures relating to Repsol YPF’s social responsibility be managed according to business criteria, and to raise awareness of these works by regularly publishing this Social Report.

For our company, social responsibility is yet another aspect of our corporate culture and structure, integrated in our processes for value creation. The definition and development of our undertakings from this different viewpoint, which includes this new culture as part of Repsol YPF strategy and philosophy, is beneficial in that this becomes an integral part of the company’s natural capacity to generate wealth, and at the same time, strengthens our potential to cooperate in social welfare.

SUSTAINABLE DEVELOPMENT, A PATH TO FOLLOW

I have pleasure in inviting you to read these pages, which together with our company’s Annual and Environmental Reports, describe how we engage in our pursuit of continuous improvement for the economic, social and natural environment surrounding our operations.

We understand that the economic system is submerged in the natural and social context; and that acting with responsibility and integrity is the only formula for successfully satisfying present needs without compromising those of the future.

We know where we are, but we also know where we wish to go. Our strategic horizon has been inspired by the principles of sustainable development: seeking the growth of the company in compliance with the principles of social welfare, environmental integrity and economic development.

Repsol YPF – company profile

Repsol YPF is an integrated multinational company engaged in oil, gas and power activities, operating in nearly thirty countries, and leader in Spain and Argentina. It is the largest private energy company in Latin America in terms of assets, and one of the ten major private oil companies in the world.

Below is a description of the Repsol YPF business areas:

Upstream:
Exploration & Production
Repsol YPF explores and produces in over twenty countries. With an oil and gas production of over one million barrels of oil equivalent per day, it owns over 5 billion barrels of oil equivalent in reserves of oil and gas, mainly in Latin America and North Africa.

Downstream:
Refining, Marketing & LPG
The company has a refining capacity of over 1.2 million barrels per day, and sells its oil products through a large network of 7,000 sales outlets spread over Europe and Latin America. In the liquefied petroleum gas (LPG) business, with annual sales of over three million tons, Repsol YPF is the third largest company in the world.

Chemicals
Repsol YPF leads the Spanish market in base and derivative petrochemical products. Chemical operations are mainly carried out at three industrial complexes in Spain and two in Argentina. The most important markets are the south of Europe and the MERCOSUR countries.

Natural Gas & Power
In line with its decision to develop the most sustainable energy sources in the long term, the Group conducts activities in all the links of the gas chain, from production to sales. It distributes natural gas to some nine million customers in Spain and Latin America, and participates in the production of electricity in Spain, Brazil and Argentina, and power distribution in the latter.

FINANCIAL DATA

Million euros
Highlights	1997	1998	1999	2000	2001
Total operating revenues	19,287	18,989	26,295	45,742	43,653
Net income	758	875	1,011	2,429	1,025
Operating income	1,404	1,658	2,629	6,242	4,920
Net Cash flow	1,969	2,150	3,182	6,302	5,729
Dividends	361	397	499	610	256	(1)
Investments	2,974	2,178	17,633	5,940	4,456
Total assets	16,052	17,351	42,050	52,419	51,439
Total net financial debt	3,296	3,534	17,136	20,398	16,555
Shareholders equity	5,557	6,043	12,526	15,143	14,538

(1) No complementary dividend paid in 2001

GEOGRAPHICAL BREAKDOWN
OPERATING INCOME

Million euros
	1997	1998	1999	2000	2001
Europe	1,072	1,449	1,269	2,207	1,875
Latin America	250	187	1,101	3,333	2,365
Argentina	—	145	964	2,830	2,104

Rest Latin America	—	42	137	503	261

North Africa and Middle East	45	14	141	429	464
Far East	35	19	92	271	213
Rest of world	2	(11)	26	2	3
Total	1,404	1,658	2,629	6,242	4,920

BREAKDOWN BY BUSINESS AREA

	1997	1998	1999	2000	2001
Oil and gas production (1)	83.1	91.7	248.9	377.0	370.3
Reserves (1)	1,061.3	1,000.9	4,698.1	4,942.1	5,606.2
Oil processed (million toe)	36.7	42	47.5	52.7	51.0
Oil product sales (2)
Spain	24,218	25,867	27,022	25,178	25,641
Argentina	—	—	6,706	11,197	8,550
Rest of world (2)	10,275	13,711	12,073	15,081	15,491
Total	34,493	39,578	45,801	51,456	49,682

Petrochemical product sales (2)
Base	548	584	785	818	712
Derivative	1,198	1,403	1,701	1,994	2,663
Total	1,746	1,987	2,486	2,812	3,375

LPG sales (2)	2,631	2,787	3,145	3,230	3,245
Aggregate natural gas sales (3)	66,794	88,545	112,073	238,600	244,516

(1) In million barrels of oil equivalent (boe)
(2) In thousand tons
(3) In million thermies

Conversion tables

1 m3of gas: 35.3 cubic feet
1 m3of gas: 10 thermies
1 boe: 5,615 cubic feet of gas

Social responsibility in Repsol YPF

In affirming our responsibility, we wish to demonstrate our concern for the protection of the environment, better labour relations and social development. It has therefore been our desire to set in place a management system, which reconciles the interests of our stakeholders - be they employees; shareholders and investors; customers; suppliers; government bodies, private associations, the media, or the community in general - with a global orientation towards quality and viability.

We support the directives and concept of corporate social responsibility as dictated by the European Commission:

A corporation is socially responsible when business management and relations with stakeholders go beyond strictly economic criteria, to take into consideration issues of an ethical, environmental and social nature.

(Green Book “To promote a European framework for corporate social responsibility”. Brussels, 18 July 2001):

We are also in agreement with the United Nations’ definition of sustainable development:

Sustainable development is a viable objective throughout the world, on a local, national, regional or international scale. The integration and balance between economic, social and environmental interests in satisfying our needs is vital to preserve life on the planet. This integrated outlook may be acquired if we combine our intelligence and talent. In order to achieve an integration of this nature, procuring a balance between the economic, social and environmental aspects, it is necessary to adopt new horizons when it comes to production, consumption, work and decision-making.

(Earth Summit. Rio de Janeiro, Brazil. 1992)

We have subscribed to the United Nations Organisation’s Global Compact principles on human rights, labour regulations and environmental protection, with a view to supporting and promoting them within the scope of our activity.

For we are aware that our company’s success depends on our ability to inspire confidence and assume as our own the aspirations of the communities alongside whom we operate.

Mission and Vision

Our Mission	Repsol YPF is a multinational corporation, and a leading company in Spain and Argentina, where it operates in theenergy and petrochemical sectors.

Our main goal is to provide increasing value to our shareholders by constantly improving customer satisfaction; developing the professional skills of our employees whilst offering them attractive career opportunities; and serving the community, all within a strict code of ethics.

Our Vision	Our purpose is to strengthen Repsol-YPF’s position in Spain and Argentina, to increase our operations in integrated energy activities and expand internationally, with special emphasis on Latin America, impelled by technological development and management excellence.

Our success will be sustained by lasting relationships with our customers and suppliers, based on mutual trust and reciprocal value enhancement, with a firm commitment to corporate values and goals on the part of our employees.

Corporate Governance

Repsol YPF has always been at the forefront in applying good governance practices. The company has in place Board of Directors’ Regulations, Internal Conduct Regulations for the Repsol YPF Group in relation to the Stock Market, and Corporate Management By-laws.

The dynamics of the economy and current business conditions have led the company to take up these practices as a framework to be evaluated, pondered and adapted to the requirements of each situation as they arise, sometimes in advance of the new trends.

In this respect, new corporate governance criteria have been passed, adapting the Board of Directors regulations to the growing complexity of business institutions in a global economic environment. These regulations have strengthened the role played by the Board of Directors, in order to increase the members’ implication in the control of company management and the protection of all its shareholders and investors.

Some of the new measures are as follows:

•	The creation of a Strategic, Investments and Competency Commission
•	A new regulation referring to the Auditing and Control Commission and the Appointments and Remuneration Commission.
•	A requirement that the company’s annual financial statements be endorsed by the Chairman, in order to safeguard shareholders and investors.
•	A stipulation that it be incompatible for the external auditor of Repsol YPF to undertake any other task or service for the group when this is contemplated by law.

Repsol YPF was the first Spanish company to adopt the code of good governance when, in 1995, it approved Board of Directors Regulations incorporating the leading ideas of the times, inspired by the “Cadbury Report”.

In 1997, on completion of the Repsol privatisation process, new regulations were set in place, many of them anticipating the recommendations which would later form part of the so-called “Olivencia Code”.

In 2002, the Board of Directors’ functions were increased, and the Regulations adapted to the new standards of transparency and professionalism required to safeguard shareholder and investor interests.

The Repsol YPF Individual Annual Accounts, apart from information on the Annual General Shareholders Meeting (Order of the Day, Resolutions and Reports by the Board of Directors) include an annual Corporate Governance Report. This document evaluate the company’s compliance with the Olivencia recommendations, as indicated on a form voluntarily registered with the CNMV (Spanish financial markets regulator) since 1999.

In line with laws governing the stock market, the company also abides by Internal Rules of Conduct for the Repsol YPF Group relating to the Stock Market.

In addition to the above, all members of the Repsol YPF management have subscribed to Corporate Management By-laws, stating their commitment to corporate values and the fulfilment of specific ethic principles of behaviour with respect to the company, employees, customers, suppliers and the community in general.

These by-laws contemplate the “Legal regime”, “Mission, Values and Principles” and the “Basic Management Obligations”. Repsol YPF has established a framework for ethical behaviour on which the members of its management should base their professional conduct. Whilst stipulating that economic results are the main indicator of the company’s efficiency, continuous motivation and development of the company’s work force, together with preferential attention to safety, the preservation of the environment and cooperation with the community are priority factors for Repsol YPF.

The next steps

The management of actions resulting from our social responsibility is decentralised. The Corporate Business Areas in each country hold this responsibility, for they are on the spot to detect the real social needs and to act with greater efficiency, together with the Business Lines and Repsol YPF Foundations.

In line with the principle of continuous improvement, we are working to formally define the policy, strategy and management system for all the actions we take for social development in the communities surrounding our operations. We are even working on a new definition of our company’s Mission, Vision and Principles.

Our aim is to optimise the coordination of all Repsol YPF activities in the ambit of corporate social responsibility, within a framework of common criteria and values.

To be precise, we wish to improve the alignment of our social projects with the company’s core priorities; define in detail the areas for medium-term action; facilitate a dialogue with our stakeholders; act with transparency, and release accurate information on all our plans and activities.

Human Capital

Human capital is a source of value for Repsol YPF. An adequate training, integration and motivation are essential for all our employees to reach full personal and professional development, and feel a commitment to the corporate code of ethics and values.

The company’s human resources policy is guided by the principles of excellence defined in the internationally recognised quality standards, to which Repsol YPF subscribes.

As a result, common criteria have been established throughout the company, which has cooperated in the implementation of efficient management tools in the various business lines and operating areas, as recommended by the EFQM (Europe) and FUNDIBEQ (Latin America) excellence models.

The new Repsol YPF

The new management model, called RYS XXI, involves a thorough change in corporate culture, with the focus essentially on customer service.

RYS XXI places the customer, both external and in-house, at the centre of the organization, creating a more horizontal, less hierarchical structure, with a wider delegation of faculties and more flowing and transparent communications.

Based on the foregoing, Repsol YPF has involved all its employees in the effort to achieve quality and excellence. All our workers play a pro-active role as a reference for corporate identity.

Repsol YPF receives the 2001 Human Capital award

“Repsol YPF has received the 2001 Human Capital award for Integral Human Resources Management, in recognition of the policies and measures adopted in this sphere, and the techniques and tools used by the company.

This award is honorific, and was presented by Mr. Juan Luis Mato, Chairman of the Madrid Chamber of Commerce and Industry, at the Sixth Human Capital Congress. According to the winner, the prize was given in recognition of its innovative management model, adjusted to suit the company’s new dimensions, and customer service orientated, with management indicators to ensure excellence.”

Source: Expansión. June 2001

With this new culture, we wish to sustain and improve Repsol YPF’s track history in a context of excellence, conducive to the personal and professional development of our workers, the satisfaction of our customers, the confidence of our shareholders, and a reciprocal accumulation of value.

HUMAN RESOURCES

Workforce

The Repsol YPF workforce is spread over more than twenty countries. In 2001, 53.8% of company members were in Spain; 41.6% in Latin America; 2.6% in the Far East; 1.2% in other European countries; and 0.5% in North Africa and the Middle East.

If we break this workforce down into business areas, 58% pertain to Exploration & Production, 19.3% to Gas & Power, 8.7% to Refining & Marketing, and 7.3% to Chemicals.

BREAKDOWN BY PROFESSIONAL CATEGORIES

	1999	2000	2001

Management	293	372	391
Head Technical staff	3,190	3,109	3,000
Technical staff	9,158	12,123	12,930
Administrative staff	3,102	4,345	4,478
Operators and subalterns	13,519	17,438	16,711

TOTAL	29,262	37,387	37,510

BREAKDOWN INTO PERMANENT AND TEMPORARY STAFF

	1999	2000	2001

Permanent	26,669	34,739	34,577
Temporary	2,593	2,648	2,933

TOTAL	29,262	37,387	37,510

The larger Repsol YPF workforce in 2000 was mainly the result of the acquisition of YPF.

Professional development

In Repsol YPF, we believe the professional growth of all our members is closely linked to the integral development of the person. All our workers bring value to the company and help us to achieve new goals through which to sustain our leadership position.

Professional development is based on three basic elements: training to achieve technical and personal competency; mobility to job positions, different areas of activity and businesses, and the awarding of practice periods and grants.

Training

In our company, training is integrated as part of a wider programme for human resources development. The aim is to identify and develop the skills, activities and know-how required for each of our business areas in order to successfully meet market challenges.

Continuous training is one of the keys to personnel development and, consequently, possesses core value in that it supports and facilitates the Group’s reply to cultural, structural, and technological changes.

Training	•	More efficient job execution.
Programme
Objectives	•	Specialisation and/or updating of workers to meet structural or technological changes.

	•	Efficiency in the management of company know-how.

	•	The development of a suitable management style.

	•	An increase in professional development opportunities.

	•	Integration of all employees in corporate goals.

	•	Greater professional expertise, especially amongst less qualified workers.

New information technologies are essential in training processes and activities, and are acquired mainly via the “ Repsol Classroom”, the online training site in the “Workers’ Portal” on the Repsolnet Intranet.

The major training activities undertaken last year were as follows:

Corporate Training Programme	General training in relation to management and computer skills, plus languages.

Programme for the Incorporation of New Professionals	A training programme designed for new university graduates joining the Group.

RYS XXI Supplementary Programme	A training programme in support of the important changes brought about under the Group management model. Among other aspects, the alignment of Repsol YPF management teams with this model’s objectives, and the definition and introduction of same.

Specific Training Programmes for Business Areas	Programmes intended for collectives belonging to the different Business Lines within the Group, adapted to the nature and requirements of each area.

The average training cost per employee in 2001 was 627.

2001 DATA RELATING TO THE REPSOL YPF GROUP TRAINING ACTIVITY

TOTAL INVESTMENT IN TRAINING

Corporation	4,860

E&P	4,833

R&M	6,065

Chemicals	793

TOTAL	16,551

TRAINING (SPAIN)
SPAIN

Attendants	32,345

No. of persons	9,490

Hours	431,615

Extension index	43%

Dedication index	1.13%

TRAINING (ARGENTINA)
ARGENTINA

Attendants	18,501

No. of persons	5,821

Hours	218,811

Extension index	77%

Dedication index	1.67%

TRAINING (PERU)
PERU

Attendants	4,183

No. of persons	1,468

Hours	58,524

Extension index	95%

Dedication index	1.5%

TRAINING (BRAZIL)
BRAZIL

Attendants	473

Hours	9,284

Dedication index	2.96%

ATTENDANTS:	All training places are filled by employees.
No. of PERSONS:	Number of employees who have completed training courses.
HOURS:	Number of hours spent at training courses.
EXTENSION INDEX:	Percentage of participants in training courses in comparison to full payroll for each unit.
DEDICATION INDEX:	Percentage of hours spent at training courses in relation to full number of hours worked.

In addition, since 1986, Repsol YPF has its own Commercial Training Centre, essentially created for its service station employees.

The activities at this centre have evolved to include the organisation of different training activities for other business areas, always with a clearly operational and functional orientation for each of the collectives attending the courses.

In 2001, this training centre conducted 241 training courses, attended by nearly 55,000 employees. There were three outstanding milestones:

•	The first distance training course was held, with the participation of nearly 8,000 service station workers.

•	Training activities have been extended to include administrative staff, tanker lorry drivers and sales persons from the commercial area outside the service station network. In total, twenty courses were held under the new 2003 Training Programme.

Courses on the introduction of the euro were also given for trading areas, and there was collaboration with Repsol Gas, as part of the training provided to companies associated with the Repsol YPF Group.

•	The number of courses usually given for the service station network increased considerably. In some cases, these courses were imparted by members of CAMPSA RED management, who were themselves trained at that very centre.

Mobility

In Repsol YPF, mobility is an interesting option for the professional development of our employees. As a rule, after two years in the same position, there exists the possibility of requesting a transfer to a different destination within the company.

We believe it is beneficial both for the member of the company concerned and the corporation itself that our workers learn at first hand about the various group businesses, and take on responsibilities during their professional development. In this way, Repsol YPF may guarantee that its members possess the ideal professional background, and are the best prepared for each area and job responsibility.

The Human Resources division manages this internal movement, either through the Personnel Development Programme, or in response to a request from the interested party.

In addition to the foregoing, the international dimension of the company has led to the creation of an Expatriate Management Unit, designed to address the needs of employees working abroad.

Practices and Grants

Repsol YPF strongly supports education by awarding grants and contracts for practices, apart from many other educational ventures. In 2001, these activities included meetings, seminars and conferences. A Science and Technology Portal has also been created for the secondary school education in Spain and Argentina.

Europe:	During 2001, Repsol YPF took part in the fifteen employment forums organised in Spain. We sponsored the Employment Forum at the University of Murcia, and those held at the Carlos III University, and the Faculty of Industrial Engineers (Escuela Técnica Superior de Ingenieros Industriales), both in Madrid.

We also attended the French Petroleum Institute, Paris, where a presentation of our company was given, and a selection process was carried out to contract 31 last year university students.

Continuing our recruitment policy, initiated in 2000, we signed fifteen new protocol agreements with universities, academic centres and foundations, giving priority to organisations located near Repsol YPF industrial complexes. By the close of 2001, there were 41 such agreements in existence.

Furthermore, we awarded 28 long-term grants (of between twelve and fourteen months), negotiated with institutions such as the EOI Business School, the University Business Foundation (the Citius Programme), the Fundación Empresa Pública (Business initiation programme), the Institute for Foreign Commerce (ICEX) and the European Health and Social Welfare Institute.

There were 206 grants awarded in 2001, amounting to approximately €265,000. This was around 25 percent more than in the previous year.

Latin America:	In Argentina, eighteen protocol agreements” were signed with education centres. The number of beneficiaries was 29, from allover the country.

The YPF Foundation held the annual selection procedure for “José A. Estensoro” grants, extended the “Programme of Grants for Graduates from National Universities”, and awarded a further 26 grants for the Instituto Superior de la Energía (Higher Energy Institute).

It also financed several research projects under the “Postgraduate Grant Programme with the National Council for Scientific and Technological Research (CONICET)”.

In Peru, 44 grants were assigned for the training of young graduates at universities and advanced technical colleges, and four additional series of grants were awarded for the Instituto Superior de la Energía: three under an agreement with the Peru 2021 Foundation and one through the YPF Foundation.

Apart from the above, the company took part in three Employment forums organised by the Catholic University of Peru, the University of Lima and the Peruvian University of Applied Sciences.

Workers’ Associations

Labour Negotiations

SPAIN

Each company within the Repsol YPF Group individually and specifically organises collective labour negotiations with its workforce.

As a whole, the company members belonging to trades unions in Spain are mainly represented by the Unión General de Trabajadores (General Workers’ Union) and Comisiones Obreras (Worker Commissions).

Other trades unions with a significant membership are the Confederación de Trabajadores Independientes (Confederation of Independent Workers), Trabajadores por la Unidad (Workers for Unity), ELA–STV (Euzko Langillem Alkartasuna–Solidarity of Basque Workers), the Sindicato Independiente de Trabajadores de Repsol Exploración (Independent Syndicate of Repsol Exploration Workers) and the Confederación Intersindical Galega (Galician Inter-syndicate Confederation).

There is also a European Workers’ Committee, created even before the directive contemplating such associations came into force, in order to improve the workers’ right to information and consultation in the corporations and corporate groups with a European dimension.

In recent years, collective labour negotiations have embraced salary moderation and higher productivity.

In Repsol YPF, the collective agreements regulating labour relations have been encased within protocol agreements between the company and the unions representing its workers. The third Protocol Agreement for the period 2002-2003 is currently under negotiation.

In collaboration with the government authorities and workers’ representatives, Repsol YPF has carried out two employment regulations. In 2000, for the first time in the Group’s history, a joint Employment Regulation Process was signed, for application in eleven Repsol YPF companies. This Process, in force during 2000, 2001 and 2002, was launched with the agreement of all the unions representing the Group’s companies in Spain, and with the authorisation of the Ministry of Labour and Social Affairs. Those affected were employees aged 55 and over in the year 2000 and not included in the collective workers’ agreement: in total 250 company members.

In 2001, the Ministry of Labour and Social Affairs approved an employment regulation in Repsol Butano for workers reaching the age of 60 in 2001, and in force up to 31 December.

In total, extraordinary expenses for the reorganisation of the workforce amounted to Eu97 million in 2000, and Eu103 million in 2001. Provisions for this item amounted to Eu65 million.

Manpower restructuring was offset by several training programmes to increase and improve capabilities, accompanied by a greater mobility between companies in order to optimise resources and facilitate professional development.

ARGENTINA

In relation to YPF, there are three working agreements regulating labour conditions for the 3,288 employees engaged in refinery, oil field, service station and liquefied gas activities.

The first three of these activities are governed by work agreements exclusively applied to this company. The relevant negotiations concluded successfully in October 2001, and are valid up to 31 December 2004.

All the aforementioned agreements were remarkable for the flexibility in their terms, their cost moderation, and enhanced productivity.

The employees included in the YPF work agreements are represented by the Federación de Sindicatos Unidos Petroleros e Hidrocarburíferos (Federation of United Petroleum and Hydrocarbon Producers); and those of Repsol YPF Gas by la Federación Argentina de Petróleo y Gas Privados (the Argentine Federation of Private Petroleum and Gas Producers).

In 2001, the Argentine Federation of Private Petroleum and Gas Producers called for action to bring pressure against the new twenty percent tax on oil exports, arguing that this would have negative repercussions on employment. The Argentine Ministry of Labour and Employment finally rejected and suspended the execution of these measures by the Federation.

Other associations

The “Company Groups” are workers’ associations, which organise cultural and recreational activities for our employees. The company cooperates with these associations, providing the resources as periodically negotiated in the collective agreements.

A “Spanish Association of Repsol YPF Ex-employees and Pensioners” is currently being founded, having as one of its main functions the promotion and enhancement of relations between its members and the Repsol YPF Group, in order to establish and maintain channels of information and mutual assistance. The company also provides logistical and economic aid.

Health and retirement coverage

SPAIN

The majority of Repsol YPF employees benefits from a medical insurance, extensive to family members, and supplementary to that provided by the Social Security.

Some work collectives also participate in defined contribution pension plans under the Law of Pension Plans and Funds:

The above are mixed in that they cover retirement benefit, and risk of incapacity and death.

For active participants, Repsol YPF is committed to a monthly payment of a fixed percentage of salary to external pension funds.

The annual cost of pension plans and similar obligations is included on the Profit and Loss Account under the caption “Personnel expenses – Social charges”. In 2001, this item amounted to €26 million.

ARGENTINA

In YPF, there is also a fixed contribution pension plan, implemented through an insurance company, whereby the company matches the premium paid by the person covered, to a pre-established limit. Consolidated rights may be cashed from the date of retirement or early retirement onwards. The worker’s contribution may be entirely realised as capital and that paid by the company must be received as a lifelong monthly income.

In the case of death or total incapacity, the beneficiary receives a lump sum for the total amount accumulated under the plan. If the worker leaves the company after more than five years of service, provided the fund holds less than $25,000, this may be withdrawn on the date of severance. Should the amount be greater, withdrawal is deferred to the age of early retirement.

Human Rights

The Spanish Constitution, current legislation and international and national laws for each of the countries in which Repsol YPF operates are the essential reference for the company’s activities, and great care is always taken to ensure their strict fulfilment.

The company subscribes to the principles set forth in the United Nations Global Compact. These ideals are the result of applying to the world of business the United Nations Universal Declaration of Human Rights, the Basic Labour Rights as defined by the International Labour Organisation, and the 1992 Rio Declaration on Development and Environment.

Repsol YPF also complies with the Voluntary Principles for the Conduct of Business Operations within the Oil and Gas Industry with regard to Human Rights, and the OECD Code of Conduct for Multinational Enterprises in Foreign Territory.

In-house Communications

Repsol YPF considers in-house communications as a strategic tool playing a vital. There are two main channels of information for company workers: the in-house magazine Conecta, and Repsolnet, the company’s intranet network, containing the “Employees’ Portal” and a site specifically dedicated to the new RYS XXI model, plus other services.

During 2001, a new Employee Service Centre was set up as a major link between workers and the Human Resources Division. With the aim of increasing the quality of service to our personnel, the prime function of this service is to channel, answer and resolve all the consultations, complaints, ideas and suggestions received in an effective and efficient manner.

This will also serve as a strong management tool for compiling a contingency logbook and making surveys on employee satisfaction, thus serving to orientate Human Resources’ activities in the prevention of labour conflicts.

HEALTH AND SAFETY

Commitment

Repsol YPF directs all its actions in this sphere to the basic goal of prevention; this implies promoting and improving the levels of health and safety at the workplace.

A Corporate Commitment:

Repsol YPF promises to conduct its activities in such a way as to ensure a high degree of safety in its processes, facilities and services, paying special attention to the protection of its employees, subcontractors, customers and the local environment.

The Commitment to Safety is subscribed to and instigated by the executive management, which assigns the human and material resources necessary for its fulfilment.

Furthermore, Repsol YPF undertakes the responsibility of raising awareness amongst its employees and collaborators as regards the importance of strict compliance with basic safety regulations and principles.

Summary of Corporate Safety Guidelines

The Safety Policy governing our company’s activities is based on the following basic guidelines:

Integrated Safety Management. All Repsol YPF employees share in the responsibility for their own safety, and that of others. Safety criteria are incorporated in all stages of the Repsol YPF business processes, from the initial planning, to the management ofoperations and their eventual abandonment.

Impact minimisation. A permanent effort must be made to identify, define and minimise any negative effect on safety.

Ongoing adjustment to regulations. The safety regulations applicable to the various Repsol YPF facilities, operations and systems, and all in-house regulations must be duly observed.

Risk evaluation and management, and the principle of prevention. It is essential to identify and manage safety risks by applying the fundamental principle of prevention in all areas of Repsol YPF business activities.

Working with the community. The company collaborates with national and local governments, communities, associations, non-governmental organisations, and public and private institutions in order to seek the best solutions to all safety issues.

Safety commitment re suppliers and subcontractors. The Repsol YPF safety criteria are applied in the selection and continuous evaluation of subcontractors and suppliers, whose conduct must, at all times, comply with in-house regulations.

In-house and external stewardship and community relations. Clear and accurate communications with respect to risk prevention must be encouraged in-house and outside the company. Consumers and users of Repsol YPF products and services shall receive adequate information to guarantee that the use and eventual elimination of the company’s products will not cause any undue effect.

Planning and provision of technical, financial and human resources. Safety management is scheduled by using strategies and programmes which may be monitored in order to define the measures required to achieve corporate targets.

Training. Safety training must be provided for all company employees, particularly those involved in the management, operation, and maintenance of facilities and systems, and those in direct contact with our customers, suppliers and subcontractors.

Continuous improvement. Ongoing improvement in the attitudes, practices and processes essential to safety performance is procured by regularly monitoring the Safety Management Systems. Audits are considered a basic tool in this evaluation.

Attention to the health and safety of customers, and environmental preservation. We help to preserve the health and safety of our customers by ensuring that all company members and collaborators are fully aware of the effects of the products and processes they handle, paying special attention to product stewardship so that these may be used and handled safely, avoiding any adverse effect on health.

Management System and Corporate Strategy

The Repsol YPF Corporate Safety Management System addresses the following goals:

•	Work without accident or detriment to persons, property or the environment.

•	To achieve and demonstrate the company’s persistent effort to guarantee safety at all levels.

•	Advance fulfilment of the safety stipulations required by law in the countries where it operates.

•	Maintaining a competitive edge, and avoiding operating losses.

The activities comprising the Corporate Safety Strategy are set out in the Corporate Manual and Corporate Safety Regulations, in which the main management tools are listed: Safety Organisation, a Reference Protocol and Strategic Industrial Security Plan, the Auditing System, the monitoring of data and indicators, and documentation issued under the Safety Management System.

Chapters of the Corporate Safety Management Manual	Leadership:
Defines the company’s responsibilities and the management of resources.
Risk analysis:
Identifies the true requirements of the Safety Management System.
Management Programmes:
Controls the operating and support processes affecting Safety Management.
Evaluation and improvement:
Continuous improvement in Safety Management.

Corporate Safety Procedures and Standards

Repsol YPF has set in place a series of Corporate Safety Standards and Procedures, permanently under revision to suit changes in the company’s situation and requirements. Very briefly, they include labour risk evaluation, and the safety requisites and measures in place throughout all corporate activities.

Community activities

A study of the social development activities undertaken by Repsol YPF and the ventures to be launched in the future has been conducted as a starting point from which to base a management system which guarantees the efficient use of human, technical and financial resources.

Our decision to undertake social development in the proximity of our operations is an integral part of corporate strategy. Consequently, we at Repsol YPF have spent many years working on different projects in support of socio-economic development in the areas surrounding our installations, especially in terms of social assistance, health, education, professional training and employment.

We have collaborated with the local authorities and communities to improve local welfare and undertake projects of a very diverse nature, ever widening our horizons in benefit of the various communities among whom we work and live.

In some cases, donations have been made to palliate the effects of extraordinary difficulties, such as those caused by natural catastrophes; in others, the company has collaborated in regular assistance to certain collective groups. Children, and especially those in a position of danger, lay most claim attention from our projects.

The Repsol YPF Ecuador Social Programme

One of the finest examples of our integrated social activities is the Repsol YPF Ecuador Social Programme, developed by the Repsol YPF Ecuador Foundation.

In several provinces of Ecuador, social and cultural development processes have been launched in order to overcome the state of vulnerability or risk in which children and adolescents are immersed in marginal areas where poverty is extreme. Some remarkable results have been achieved in overcoming problems of education, health, employment and environmental conduct.

The main projects were as follows:

Basic Education

Resources and technical assistance have been made available for the construction of classrooms and provision of teaching materials, libraries and laboratories, and the awarding of grants. As there is a very high demand for cooperation, priority has been given to proposals which include ethical values and a correct environmental conduct as part of their training programmes. Approximately 1,200 students have benefited from these projects, with a scheduled investment of US$350,009.

Attention to minors in risk situations

The Foundation also supports the Children of the Streets Project in Ecuador, run by the Salesian Foundation in Quito and Guayaquil. This has as its mission to lessen the plight of the thousands of children and adolescents living on the streets of the more densely populated cities. US$592,516 was invested to help overcome this problem.

These activities, which aided some 5,000 youngsters in 2001, were accompanied by other programmes to train education specialists, to pay for their salaries, to help families in economic difficulties become reinserted in society, or family integration.

Community Health

Our efforts in this field have primarily focused on the rural or marginal urban population in the coastal provinces affected by grave endemic illnesses such as tuberculosis and malaria, gastric infections, or the acute health problems caused by malnutrition. With a view to improving the conditions of over 5,000 patients, specialised surgeries have been built and equipped, and supplied with medicines; and financing has been provided for training and salaries for medical staff and paramedics.

In addition, 200 children with cerebral paralysis or Down syndrome have been tended to in Quito. These tasks involved an investment of US$114,395 during 2001.

Social entrepreneurship and Micro-finance

Funds have been authorised to strengthen micro or small companies founded by young people and women. Financial help was reinforced by training activities in company management and technical assistance for production activities. In 2001, nearly 700 people benefited from our collaboration and US$48,627 were invested.

Administration and technical support for company donations

The Foundation has taken an active part in the administration and supervision of the manner in which donations and contributions for studies and research at universities and secondary schools have been employed. Goods no longer in use by the company, and on occasions new production assets (such as small equipment or industrial machinery) have been assigned to municipalities in the Equatorial Amazon region, which have been used for environmental conditioning or as backup to community training or production activities. The total cost of these contributions, in cash and goods, was US$455,812 in 2001.

In all, the Foundation invested over US$1,500,000 on nearly fifty projects, benefiting some 45,000 people. Repsol YPF has promised to assign to the Foundation approximately US$600,000 per annum.

Community relations

Repsol YPF sponsors local development in the areas where it operates. A special case, although frequent in the exploration of oil and gas in remote regions, is the presence of indigenous communities following traditional ways of life, which are especially fragile and vulnerable.

The Environmental Impact Studies, which form part of all our exploration and production projects, include Community Relations Programmes. In some cases, these involve reaching agreements to offset the presence of Repsol YPF in the region and to preserve the local environment and social structures; in others, basic aid is provided to the sectors of the community in dire need. We always try to be “good neighbours”, and refrain from interfering in the ways of life and traditions followed by each community.

The key aspects of social relations in these cases are: environmental protection, health, education and the sustainable development of these communities.

Repsol YPF is currently party to agreements with native communities in Argentina, Bolivia, Colombia and Ecuador.

ARPEL guidelines: Governments, indigenous communities and corporations

Latin America is submitted to a continuous increase of oil and gas exploration and production operations. Many of these activities are being conducted in territory populated by indigenous peoples. Fortunately, this activity has been accompanied by a growth in the concern shown by governments and the industry to preserve these communities’ traditional lifestyles.

In this context, the Energy, Environment and Population Programme was launched as a joint venture between the Latin American Energy Organisation and the World Bank, with the essential purpose of helping governments to swap experiences and develop common criteria in search of a better environmental and social handling of oil and gas operations in native areas. The First Tripartite Meeting was held in 1999, contemplating a dialogue between indigenous peoples and the oil industry.

This sector is represented by ARPEL, the Regional Association of Oil and Natural Gas Companies in Latin America and the Caribbean. Since March 2001, Repsol YPF has been an active member of the Committee for Corporate Social Responsibility.

Under the Energy, Environment and Population Programme, there has been established a series of guidelines on socio-environmental issues related to hydrocarbon development projects. For the first time, governments, native peoples and the industry have joined forces to integrate social concerns about the development of oil resources. These guidelines are as follows:

1st guideline.	Relations with indigenous communities.
2nd guideline.	Public participation and consultation.
3rdguideline.	Community relations.
4th guideline.	Settlement of conflicts.
5th guideline.	Management indicators to evaluate relations between corporations and native inhabitants.

These guidelines provide a common set of reference documents so that all the parties involved may use them in the tripartite negotiations in each country and in order to create specific social regulations.

Repsol YPF has played an active role in their elaboration and in the two regional workshops held to date to define the structure and content of the final documents: the first in Ecuador (Quito, November 2001) and the second in Peru (Cuzco, May 2002). The publication of these guidelines is scheduled for the end of 2002.

Rural communities programme in Argentina: “Energy for Growth”

Repsol YPF engages in important operations in Patagonia, especially in the province of Neuquén, where a large share of the population lives in rural areas, whose unsatisfied needs are infinite, and possibilities for development extremely few. Our company comprises a significant and active part of the community in which it works, and has therefore formed an alliance with the Patagonia Crusade Foundation to support integral development programmes for the rural communities in West Patagonia, in their majority of Mapuche origin. The main areas of cooperation are as follows:

Education

In the knowledge that education is synonymous of development, our company has awarded grants to twenty young people at the San Ignacio Integral Education Centre, in Junín de los Andes, created and run by the Foundation. This institution is entirely free of charge, providing food and lodging to all the pupils who could otherwise not attend the classes because they live too far away. These same pupils, on returning home, will act as a catalyst for change in their family environments.

The subjects taught include English, information technology and all the official curriculum for the Technical Profession of Agro-fishery Production. Work sessions on Mapuche culture are also conducted with the aim of recuperating Mapudungun (the last aboriginal language to survive in Patagonia), encouraging cultural diversity, respect for differences and providing more spaces for inclusion.

Technical assistance programme: sustainable rural development and job training

In order to offer a complete education and widen development possibilities, support is also given to a programme providing technical assistance to set up and run “micro-ventures” for family and community production in marginal rural areas.

•	Shelters. Shelters have been built with metal sheets and wood to protect livestock from inclement weather, which may sometimes bring ruin upon the rural breeder.

•
Covered plant growth. Since the end of 2001, family greenhouses have been constructed to resist up to two metres of snow in winter months. Under this protection, varieties of vegetables are grown for domestic and external consumption, providing a considerable supplement to the everyday diet, and an alternative production.

•
School transport. The geographical features of the region make travelling to and from school difficult. For this reason, a transport service was organised to pick up students from distant areas and take them to the education centre. Repsol YPF has contributed funds to replace the old vehicle, which was in a very bad state.

•
Nurseries growing native species. As part of our company’s commitment to preserving the environment, a “mother nursery” of autochthonous species was constructed with technical assistance from the Raulí Peninsula Foundation, an organization which specialises in nurseries, forestation and the preservation of native species. Existing plots are currently being upgraded, the forest nursery is being extended, and the viability of undertaking a reforesting programme in highly deteriorated areas under study. The aim is to revalorise local species, whilst ensuring the availability of resources for other uses and activities (wood, arts and crafts, soil conservation, etc.).

Community Aid at the Víbora field (Bolivia)

The Víbora field is located in the Yapacaní municipality, in the third section of the Ichilo province, in the Department of Santa Cruz (Bolivia). This zone was colonised by emigrants from the west of the country, forced to abandon their hometowns by the mining crisis and hyperinflation during the first half of the eighties.

When the Andina S.A. oil company, one of the Repsol YPF affiliates in Bolivia, acquired the field, we met with a pre-established socio-economic community of informal settlements. It has always been the company’s intention to collaborate with these colonists in helping them to organise themselves and enhance their quality of life.

In 1999, the “San Juan Campo Víbora” community was set up one kilometre away from the Víbora gas plant. Andina S.A. cooperated in laying out their streets, the construction of a football pitch and the drilling of a well to provide water. This company also donated a glass fibre tank-tower with a capacity for 3,000 litres and a power generator to work the water pump.

The following year, the community was given a full residential drinking water network, and a sanitary system and school for Basic Education was built. All school furniture, uniforms for the pupils, a computer and teaching material was provided, and from the second half of 2000, school breakfast was served daily to all attendants.

There are currently over seventy families living in the “San Juan Campo Víbora” community, mainly engaged in agriculture, thanks to the aid received from the company.

In addition, Andina S.A. gives continuous aid to other local inhabitants. Several wells have been drilled to extract drinking water; land has been donated for the construction of sanitary systems and schools, and school furniture and teaching material provided. Funds have also been donated to aid in the construction of bridges and other infrastructure.

Education, professional training and employment

We in Repsol YPF are convinced that education is the foundation for the future, and that this future rests entirely on a society with access to knowledge and professional training.

Our company is developing several educational programmes, at all times addressing the special circumstances surrounding each social group. Basic education for children, adolescents and adults with limited means; environmental education; professional training; the donation of materials, and the construction of educational infrastructure are but a sample of our contribution to enhance the future quality of life for our neighbouring communities.

In the field of basic education, Repsol YPF Peru cooperates with Fe y Alegría (Faith and Joy) in the financing of educational projects for young people (from the age of sixteen and upwards) in order to provide them with a technical skill which will enable them to work and improve their quality of life. This institution, active in fifteen countries and instructing over one million students in Latin America, promotes and runs educational projects in the most needy areas.

Every year, in Peru, the Ventanilla Scholars’ Hand-out Campaign is organised to deliver packages of school materials and instruments to several teaching centres and to aid sectors of the population with very limited resources.

Creer para Crear (Believe to Create) is a Peruvian programme to provide business training for young people. Repsol YPF collaborates with the Probide Foundation in this project, which is also supported by major institutions such as the Inter-American Development Bank, Pro-Welfare and Development, and a select group of leading Peruvian companies.

An agreement has also been reached with the Hogar de Cristo (Home of Christ) a well-known institution providing assistance in Peru, taking in hundreds of children and youngsters from the poorest sectors of society, offering them housing, food, health-care and education. The company collaborates with this institution, offering job opportunities to young people reaching adulthood.

Repsol YPF works with the Fundación Leer (Reading Foundation) in a programme to encourage reading amongst children in their first years of schooling. In 2001, 5,000 pupils from Argentine state schools in the areas where our company conducts its activities took part in this project.

The YPF Foundation and the SES (Sustainability, Education, Solidarity) Foundation, have been elected members of the International Youth Foundation (IYF) in the Youth Education Competition “Education for Youth”. The IYF international network of 39 NGOs working for youth in 47 countries has received funds from the Lucent Foundation (with residence in New Jersey, USA) to organise a tri-annual programme in Argentina. Every year will be chosen five projects to help remedy the lack of education amongst young people from families with scarce resources; reinforce and support experimented methods which have proved effective in retaining and/or reinserting pupils at school; promote cooperation between schools and community organisations; and create a model suitable to be copied and applied in other places.

The Repsol YPF school computer programme in Argentina:
Improving the quality of education.

Repsol YPF, with the assessment and coordination of the Fundación Compromiso (Commitment Foundation), has developed an Integral Programme for Computerising low funded schools in the interior of Argentina.

This is a way of widening the frontiers of traditional education by bringing technology within the reach of this society and offering students better tools with which to work in the future.

The company will donate 1,500 computers and over 400 printers to a total of 330 schools, in both town and country, throughout the provinces of Chubut, Mendoza, Neuquén, Salta and Santa Cruz. In each of these, we work hand-in-hand with a local community organisation acting as a link between the schools and Repsol YPF.

The schools selected are institutions with low funding and few opportunities or offers for development; sited in communities where the way of government is perceived to be in transformation; where there exists a parent community with current and potential possibilities of collaborating with the school; and whose management team has a vocation for leadership and evolution.

In order to complete the programme, an IT training course has been provided for teachers. An Internet connection has also been foreseen for some schools.

By the time the programme has reached its conclusion, over one thousand teachers will have been trained. This training has been approved by the government education authorities of each province.

Teacher training

In this phase, the Fundación Compañía Social Equidad (Social Equity Company Foundation) provides the YPF Foundation with the necessary assessment and supervision. Between two and four teachers per school are selected and offered computer training, and instruction in the development of educational software and the use of Internet as an academic tool. The difference between schools involved in the programme in terms of resources and social background has made it advisable to provide programmes adapted to the individual technical possibilities of each. Consequently, in the case of rural schools with no immediate means of access to Internet, training is orientated to the use of technological tools (multimedia, instructional software, encyclopaedias, etc.)

Connection to Internet

A connection to Internet is provided wherever technically possible and at schools where the need and interest for incorporating technology into education has proved sufficient to warrant such a measure.

Technological interaction with non-government organisations

The objective is to encourage a link between participating schools and non-government organisations working in various spheres: Poder Cuidadano (Citizens’ Rights), Fundación Leer, The Wild Life Foundation and local NGOs.

Capitalising on this experience

At this stage, a students’ examination will be organised to evaluate the degree to which IT tools have been applied. The NGOs involved will compile information, analyses and conclusions on the programme’s development in order to repeat the experience in other schools.

Selective Rubbish Collecting in the Tijuca National Park (Rio de Janeiro, Brazil):

This programme began in 2000 and has been ongoing since then. Selective rubbish collecting in the National Tijuca Park not only addresses environmental goals. The main purpose of this venture is to raise awareness amongst the population of the need to re-use garbage, transforming it into a source of income. To this end, Repsol YPF has installed 88 containers at 22 sites throughout the park. All the rubbish collected there, once filtered, is delivered to the cooperative garbage collecting organisations “Acari Comunidades Amiga” and “Jacarepaguá Riocoop”. It is planned to collect thirty tons of rubbish per month, which at an estimated price of twenty centimes the kilo, will bring the cooperatives an additional income of R$3,000 every month.

The annual budget for this project is US$90,000.

Health

We consider health care of great importance, and Repsol YPF is linked to projects of this type for the communities living close to our operations, giving economic backing to organisations engaged in this essential service, so often inaccessible for certain social sectors.

In Spain, Repsol YPF cooperates with the Fundación de Ayuda a Niños y Adolescentes (Foundation to Aid Children and Adolescents) in the task of attending to children and young people. This Foundation provides an aid-line to receive children’s calls, listen to their problems, reassure them and offer all the possible solutions and social resources available to resolve their situation. A voluntary psychologist or psychiatrist accompanies the minor in his or her decisions and actions, always encouraging the child to call back and inform on how things are progressing and to evaluate the need for further orientation.

Wherever we carry out exploration and production, we study the special features of each population, seeking the best way to make a better quality of life compatible with oil and gas activities. Direct attention, healing, prevention and the donation of medicines is reinforced by training courses in basic sanitary assistance and health care; or the financing of projects to construct and equip infrastructures such as hospitals and health centres.

In coordination with the Ventanilla Municipality (Peru), we collaborate in the yearly organisation of the Integral Health Campaign, which provides access to gratuitous medical services (consultation, medicines and control) for the poorest inhabitants of Ventanilla. The early diagnosis of cancer is one of the most effective weapons in the fight to combat this illness. On this front, Repsol YPF Peru has been working with the Liga Peruana de Lucha Contra el Cáncer (Peruvian Fight Against Cancer League) in its Cancer Detection Programme for the Women of Ventanilla. This campaign, addressed to all the women who voluntarily attend special centres set up to perform cancer detection tests free of charge, and in place during sixty days a year, has been most successful since its inauguration.

In addition, near our exploration and production operations in the Amazon jungle, periods of medical attention and training for health officers and traditional native parterres are organised. These ventures, undertaken in coordination with local health authorities, include the regular donation of medicines and first-aid material in order to generate a programme of sustained development in health.

We make regular donations to organisations, such as the Spanish Red Cross, the Peruvian Cancer Foundation, the Catalonian Down Syndrome Foundation, and many others.

Repsol YPF and the Spanish Red Cross have signed a cooperation agreement to reinforce the aid and emergency services provided by this humanitarian institution in our country.

Under this agreement, Repsol YPF has promised to donate €60,101 per annum to the Spanish Red Cross for the gasoline and oil required by the vessels it uses in emergency services on the beaches and around the coasts of Spain.

In the summer months, “Cruz Roja” increases its presence around the coasts and in bathing areas in the interior such as reservoirs and lakes in order to guarantee the safety of bathers. First-aid centres and lookout posts are set up at some 500 beaches, always under agreement with town halls and local authorities.

The Spanish Red Cross supplies information on the state of beaches, lookout coverage and risk prevention, saving anyone in danger of drowning and going to the aid of sporting vessels (windsurfs, surfboards, water scooters, etc.). It also searches for people missing at sea, organises evacuations and other services to the community, such as locating lost children. Nearly 2,000 volunteers, belonging to the 185 Territorial Assemblies the institution has throughout Spanish territory, formed part of the forces displayed this year.

This new agreement has marked another milestone in the collaboration Repsol YPF has traditionally lent the “Cruz Roja” in carrying out its humanitarian tasks and social projects.

Cooperation with employees

The company has set up corporate volunteer programmes, in order to involve workers in social responsibility projects. Repsol YPF supports and often cooperates in social development activities presented by the employees themselves. Normally, these ventures refer to recurring campaigns, such as those to palliate the effects of natural disasters.

A good example of our company’s efforts to encourage employee participation in social concerns is the Repsol YPF project in Argentina, described below:

In Peru, for the past four years now, a Christmas Programme for the Children of Ventanilla and el Callao has been organised. Over one thousand children from the lowest social strata have been gathered to celebrate the traditional festive season with entertainment, medical attention, food and gifts. This celebration is held in coordination with the Municipality and Diocese of Callao, in order to select the children between five and thirteen years’ old. These children are attended by Repsol YPF employees, who undertake the full organisation of the celebration and services.

Volunteer Programme:
“Repsol YPF in its community”.

In reply to several individual suggestions, an “In-house Competition for Community Enhancement Proposals” was organised so that company members in Argentina could define the precise needs of the area in which they reside and propose appropriate social measures.

The country was divided into seven regions and initially $30,000 was assigned to each. However, this budget was increased to $250,000 to cover the financing required for the winning projects.

In this way, our employees have been the “authors of their projects” and responsible for their development, in association with other NGOs. The YPF Foundation provided the funds requested, assessment and training wherever necessary. Furthermore, under mutual agreement, Repsol YPF donated the amount of work hours required by the participants for the execution of the projects.

This Programme targeted the following objectives:

    • To support the social ventures in which Repsol YPF employees took part.

    • To raise the awareness within the community and help provide precise solutions and planning.

    • To link Repsol YPF with community organisation through its employees.

    • To promote the integration of scientific, technological, educational and business management resources in the social sphere.

    • To take an active part in local community ventures which provide lasting improvements.

Each project had to meet the following conditions:

    • Succeed in working effectively once the subsidy had been used up.

    • Be repeatable for application in similar contexts elsewhere.

    • Provide a potential benefit for society.

In June 2002, over 300 proposals were received, involving nearly 900 company members. Following a difficult selection process, 24 projects were chosen. Amongst the winning proposals were carpentry and wrought-iron workshops; horticultural, bee-keeping, agro-fishing and goat rearing projects; sewing rooms; bakeries; native handicrafts, and even a project to schedule the re-conversion of a village which sought alternatives to its current oil activities.

Map of the main community activities

ECUADOR

Proyect: "Children of the Street".
Promotion of Basic Education.
Construction of medical surgeries and attention to children with cerebral palsy or the Down Syndrome.
Social business aid.
Agreement of "Friendship, Respect and Mutual Support for the Huarani People"

PERU

"Christmas for the Children of Ventanilla" programme.
Agreement with the "Hogar de Cristo".
Annual "Integral Health" Campaign.
"Cancer Detection Programme for the Women of Ventanilla".
Collaboration with "Fe y Alegría" to promote education.
Ventanilla school campaign.
Collaboration with the Probide Foundation in "Creer para Crear (Believe to Create)".

BOLIVIA

Support for a Rehabilitation Centre for Drug Addicts.
Hosting of the Chiquitos Missions Barroque Music Festival.
"Operation Smile" programme.
Sponsorship of the "Peace and Unity" Tahuichi Cup.

CHILE

Patronage of the "Santa Bernardina Childrens' Home".
Donations and cooperation with several institutions.

SPAIN

Support for the Help the Children and Adolescents Foundation: "ANAR Telephone".
Collaboratiaon with the Red Cross and many other foundations, institutions and NGOs.
"Repsol YPF Programme for the Music of Latin America"
Recovery of the Historic and Artistic Heritage.
Repsol YPF–Harvard Seminar.
Forum Formentor.
Higher Energy Institute (ISE).
Donations and collaboration with museums and other cultural institutions.

VENEZUELA

Programmes and donations to promote education and protect health and environment.
Activities for the promotion of business-community integration.

BRAZIL

Programme for "Selective Rubbish Collection in the National Tijuca Park"".
"ECCO Prize for Social Action" with the Spanish Consulate.
Cultural ventures.

ARGENTINA

Collaboration with the Fundación Leer to promote infant reading.
Programme to reinsert youth in the formal education system.
"School Computerisation" programme, with Fundación Compromiso.
Volunteer Programme: "Repsol YPF in its community".
Agreement with the Patagonian Crusade Foundation for the integral development of rural communities.

Education, culture and sport

At Repsol YPF, we also fulfil our social responsibility by sponsoring educational, scientific, cultural and sporting events. The sponsorship of this nature has been a tradition for us, and our activity in this sphere covers many fields: research, the plastic arts, music and recovery of the historic and artistic heritage.

Education

Apart from our work and support for deprived communities described in the previous chapter, Repsol YPF undertakes other ventures in the fields of science, education and research, both in Spain and Latin America, where the Repsol YPF Foundation and the YPF Foundation play a significant role in development.

The Repsol YPF–Harvard Seminar

In the mid-eighties, the Spanish oil industry began to prepare for entry in the European Common Market. For some of the affiliates pertaining to the Instituto Nacional de Hidrocarburos (National Hydrocarbons Institute or INH, a state holding company which grouped together all government participated affiliates in the sector) this implied the loss of their monopoly status. Some members of the INH management contacted the Kennedy School of Government at the Harvard University and proposed a jointly sponsored seminar on the challenges posed by the highly competitive international oil market. The result was the first INH-Harvard Seminar on Oil Policies, held in Segovia in 1987.

This seminar was most successful and in 1988, when the Repsol privatisation process began, the Repsol-Harvard Seminar on Oil Policies took place in Toledo. The positive results and warmth with which this seminar was greeted led its sponsors to continue the series, and a twelfth such seminar was held in July 2001, in Palma de Majorca.

In fact, these seminars have always been taken into consideration because of the relevance of their keynote topics and the quality of the participants. Today, this seminar is considered one of the most important forums for debate on energy issues. Its sponsors are Repsol YPF, the John F. Kennedy School of Government and the Repsol YPF Foundation.

The issues raised in the series of seminars reflect the continuous evolution of the energy industry. Although these examine the volatile global oil market, programmes have been extended to include the gas and power industries.

Politicians and members of the business and academic community look upon this seminar as a window on future events and a means to prepare intellectual ways of reacting to them. For example, in 1988, the forum anticipated a period of low oil prices and commenced a discussion on the implications this scenario would have for the oil industry and producing and consuming countries. In the following years - before they actually reached the sector - such issues as the social concern for environment preservation; the liberalisation of the European gas and power industries; the consequences for the oil sector of the emergence of the European Union; and the internationalisation of the market through the privatisation and restructuring of the energy industries, were all brought to the table.

1st Seminar
Segovia,
April 1987

2nd Seminar
Toledo,
April 1988

3rd Seminar
Toledo,
November 1989

4th Seminar
Segovia,
June 1991

5th Seminar
Barcelona,
June 1994

6th Seminar
S’Agaró,
June 1995

7th Seminar
Granada,
June 1996

The first seminar revised world oil markets and analysed the changing role of oil companies in the new environment of increased competition and less protection for the monopoly.

Repsol, already immersed in a privatisation process, sponsored the second seminar. The debate again focused on the oil industry in a low price scenario.

The keynote topic for the third seminar was “Oil and money”. The participants debated on the new financial instruments available to the industry. The NYMEX market was decisive in the sale of oil as a “commodity”.

The topic for debate was the consequences of the Middle East war for the oil industry. The representative from the London Centre of Global Energy Studies underlined the need for cooperation between producers and consumers, especially in relation to investment for increased capacity.

The seminar examined the effect of continuing low prices and changes in the role of energy policy. Sheik Ahmed Zaki Yamani, former Minister of Oil in Saudi Arabia, and afterwards President of the London Centre of Global Energy Studies, addressed the audience, which included many newcomers.

On this occasion, the spectacular growth of the oil industry was discussed. The Keynote speech was given by Hamdi El Banbi, Minister of Oil for Egypt. There were sessions on natural gas and power, and on the growing concern about environmental issues.

Sheik Ahmed Yamani gave the keynote speech on competition and realignment in global energy markets. Oil shared the agenda with natural gas, power and refining.

8th Seminar Seville, June 1997	This seminar centred on the energy industry in the 21st century. Forces for change, new power and e-Commerce opportunities were the main topics discussed.

9th Seminar Santiago de Compostela, June 1998	The geopolitics of energy in Latin America, the Caspian basin, and more than ever in the Middle East were the topic of the keynote speech by Evanán Romero from PdVSA. This seminar also anticipated the wave of mergers and structural changes in energy companies that was soon to occur.

10th Seminar Madrid, June 1999	The special tenth anniversary of this seminar coincided with the change of the century. On this occasion, Luis Téllez, Secretary of Energy for Mexico, gave the keynote speech, in which he underlined the importance of deregulation and restructuring in the industry, and took his own country as an example.

11th Seminar Buenos Aires, December 2000	The eleventh seminar reflected the new multinational dimension of Repsol YPF. Domingo Cavallo, ex Minister of Economy for Argentina, delivered the keynote speech on Latin American economy and the liberalisation of energy markets.

12th Seminar Palma de Majorca, July 2001	On this occasion, a revision of energy liberalisation and regulation principles was made, using the crisis in California as a case study. The public image of energy companies was also analysed, from the business’ viewpoint itself, and that of the communications media.

Instituto Superior de la Energía (The Higher Energy Institute)

The Instituto Superior de la Energía (Higher Energy Institute) is the first educational institution of its kind in Spain, and was created by the Repsol YPF Foundation:

Its main activities are as follows:

To design and impart postgraduate schedules to young graduates wishing to work in the energy and petrochemical industries.

To organize seminars and courses to provide ongoing training for professional members of the energy and petrochemical sectors.

To collaborate in research, development and innovation projects.

The narrow link between the Institute and the energy industry itself, and a special emphasis on professional training, has meant that study schedules closely incorporate theoretical learning and business practice in the energy sector.

Since activities began in 1999, applications from candidates wishing to study at the Institute have increased steadily. In the academic year 2002-2003, one out of ten applicants was accepted, in the end, more than one hundred students from Spain, Latin America, Egypt and Libya.

Currently, four Masters courses are given at the ISE: “Hydrocarbon Exploration and Production” (in collaboration with the Heriot–Watt University), “Refining, Gas and Marketing”, “Petrochemicals”, and “Economy and Management of Energy Companies” (in collaboration with the IESE Business School).

Our Institute possesses a philosophy of education based on three core principles:

Excellence	Striving for excellence in everything we do is not only the ISE’s ultimate goal, but also a starting point. A large proporation of our lecturers are experts from the energy companies themselves. As a result, they not only impart specialised knowledge and professional skills, but also corporate culture. As for the students: a strict selection process guarantees their excellence. A sound university education is not sufficient in itself; students are required to take an active part in all activities and to show a close commitment to their own learning process.

A welcoming international outlook	Fifty percent of our students are Spanish, and the rest come from Latin America and North Africa. At present, eight companies from different geographical regions send their young professionals to the ISE, and this figure grows from year to year. This multinational outlook is also present in cooperation agreements with other institutions such as the Colorado School of Mines (USA), the Heriot–Watt University (Great Britain), the IESE Business School (Spain) and Hyprotech (Canada).

Facilities	The quality of the installations themselves, and the means placed at the disposal of students and professors are an essential feature of the ISE. Each student has his own workspace, equipped with the most advanced professional IT tools for work on industrial projects, in support of the learning process. Via the simulation of complex activities and the study of changing scenarios, the student may become submerged in situations similar to those arising in professional life.

The Repsol YPF Foundation has signed an agreement with the Peru 2021 Foundation for the awarding of four grants to young Peruvians wishing to attend specialisation programmes in “Refining, Gas and Marketing” and “The Economy and Management of Energy Companies”.

It is also party to an agreement with the Carolina Foundation, Madrid, for the awarding of ISE Master Degree Scholarships to university graduates from the Community of Spanish American Nations.

An agreement with the Heriot–Watt University of Edinburgh is also in place, making it possible for “Exploration and Production” Masters degrees to be studied at the HWU.

Agreements with Universities

Repsol YPF is party to several agreements with universities in other Latin American countries. The general policy continues to be one of training and practices in the oil sector.

In the agreement with the Autonomous Gabriel René Moreno University of Bolivia, the study schedule includes the environment. Repsol YPF has promised to sponsor the setting up of equipment, and to collaborate in the training and examination of university personnel for the analysis of soil, air and water samples.

In Bolivia, a cooperation agreement has also been signed between Repsol YPF and the Public University of Santa Cruz de la Sierra, covering academic and research activities. As a supplement to the academic education received at this Bolivian university, students will carry out socio-economic studies in Repsol YPF areas of influence and operation, in order to define the main needs of local communities.

Repsol YPF has also entered an agreement with the Pontificia Universidad Católica (Papal Catholic University) of Ecuador, to provide economic backing for research activities in biological sciences at the National Yasuní Park Scientific Station, in an area in which our company conducts its operations. An agreement has been drawn up with the Central University to give an annual specialist course, and to maintain the lithograph archive at the Faculty of Engineering in Geology, Mines, Petroleum and Environment (FIGEMPA).

Culture

In the world of culture, Repsol YPF participates in projects related to the plastic arts, music and the recovery of the historical and artistic heritage.

Plastic Arts

Repsol YPF is party to collaboration agreements with several cultural institutions, such as the Guggenheim Museum Foundation; the Prince of Asturias Foundation; the Royal Toledo Foundation; the Pro-Royal Spanish Academy Foundation; the Friends of the Prado Museum Foundation; Friends of Arco; the Association of Friends of the Reina Sofía National Museum Art Centre; the Lima Art Museum; the Arequipa Contemporary Art Museum (Peru); and the Rio de Janeiro National Fine Arts Museum.

Some of the most outstanding projects in this area are listed below:

•	As a donation in lieu of tax payment, in April 2001, Repsol YPF donated to the Reina Sofía National Museum Art Centre the statues “Man” and “Woman”, together with the nineteen preparatory sketches, by the Spanish artist Antonio López. To commemorate this gesture, the Museum and company together have edited and published a catalogue entitled “Man and Woman – Antonio López”, compiling the mentioned works by this artist from “La Mancha”.

•	With the exclusive sponsorship of Repsol YPF, was held the exhibition “The Treasures of the Royal Academy of History”. This event was organised by the Royal Academy, in collaboration with National Heritage, at the Royal Palace, from 18 April to 17 July 2001, and contained 310 carefully selected items collected over the past 250 years. On show were antiques from Spain and abroad, including coins, paintings, books, maps from the Library Archives, and documents referring to the link between the Academy and several kings, from Felipe V to the present day.

•	On 18 July 2001, Repsol YPF signed a five-year agreement for cultural collaboration with the Barcelona Contemporary Art Museum Foundation. Again using the formula of donation in lieu of taxes, the company promised to contribute works to the value of over one-and-a-half million euros for the museum’s permanent collection. Since its creation in 1998, the YPF Foundation has run and maintained the Online National Museum Directory website, offering up-to-date information on over five hundred Argentine institutions (www.museosargentinos.org).

•	Repsol YPF is also an active member of the Friends of the Lima Art Museum Programme, collaborating in the restoration and preservation of fifteenth to eighteenth century works of art and pre-Columbine textiles which, once restored, are exhibited in the museum’s permanent showrooms. Under this programme, to date, two paintings from the

•	Virreinal period, and an important pre-Columbine shawl have been restored. Support has also been given to other ventures, such as the creation of the Peruvian Art Archive and the remodelling and construction of new exhibition rooms.

•	Private sponsorship has also contributed to the conditioning of the Arequipa Modern Art Museum in Peru, which was recently initiated. Repsol YPF has supplied funds to furbish and equip one of the showrooms in the mansion destined to house the museum.

•	Repsol YPF co-sponsored the exhibition “The Splendours of Spain from El Greco to Velazquez”, organised by the Rio de Janeiro National Fine Arts Museum in Brazil. The items on show were mainly from the Spanish “Siglo de Oro”, precisely from 1580 to 1640. Over one hundred works were on display, in four sections, providing a panoramic view of the Spanish culture of the times. Our company also sponsored the book-catalogue published for the exhibition.

•	Activities in this field included the co-sponsorship of the “Gaudí Universe” exhibition, one of the core events held to celebrate the 150th anniversary of this Catalonian architect’s death. Nearly four hundred of this artist’s works were on exhibit from 15 September 2002, at the Reina Sofía Museum in Madrid.

Music

Many are the projects underway in the musical sphere, but the most remarkable in terms of dimension and repercussion is the Repsol YPF Programme for the Music of Latin America. Under the direction of the musicologist Alejandro Masó, this venture was launched in 1998 to recover and publish the musical heritage of Latin America. The merit of this project has been recognised by the international cultural media, and it received the privilege of being declared a key venture in the sphere of contemporary musical research by the UNESCO (the United Nations Education Science and Culture Organisation).

This programme has already been widely introduced in Central and South America: namely in Argentina, Bolivia, West Brazil, Colombia, Cuba, Ecuador, The Caribbean, Guatemala, Mexico, Panama, Peru and Venezuela.

Several discs have been recorded under this programme, and some have received important awards in the world of music. The most outstanding works are “El Gran Barroco del Perú” (the Great Peruvian Baroque), “El Gran Barroco de Bolivia” (the Great Bolivian Baroque) and “Selva y Vergel de Músicas” (A Jungle and Orchard of Music). The first two were recorded by the renowned Exaudi Chamber Choir and Soloists from Havana, and the latter by the Virreinal Chapel Choir, from Lima. Several concerts were also given in Argentina, Spain and Mexico.

One of the most interesting aspects of this programme is the recovery, conservation and protection of the innumerable musical-instruments of historical value to be found in Latin America, most of which have remained undiscovered until our times.

In Peru, for example, this programme has restored the oldest wind organ in Latin America. This dated from the seventeenth century, and was housed in the Andahuaylillas church, in Cuzco. As a result of this project, the so-called “Sistine Chapel of the Americas” has received the attention of the Cuzco tourist circuit, bringing benefit to the community in terms of income and work for the artisans, vendors, tourist guides, and so on.

Repsol YPF Bolivia acted as host for the fourth consecutive year to the “Chiquitos Missions” Baroque Music Festival, with the object of preserving and popularising this musical style, making Santa Cruz de la Sierra and the Chiquitos region better known to the national and international tourist, and creating a world brotherhood through music.

The recovery of the artistic heritage and other activities.

Repsol YPF gives its sound support to the recovery of the historic and artistic heritage.

To this end, an agreement was signed with the La Coruña city hall to restore the Celtic Castro de Nostián, and in Galicia, the company contributed to the restoration of Bensy-type grain storage deposits (hórreos).

The company has continued its collaboration with the Cartagena city hall in restoring the city’s Roman amphitheatre.

In Tarragona, Repsol YPF has helped in the project to convert the La Barquera Roman Mausoleums into a museum. These are very special monumental tombs dating from the fourth and fifth centuries BC, unique in the Roman funereal architecture surviving to our days.

In addition to the above, an agreement has been signed with the Atapuerca Foundation to support the scientific excavations being carried out at the archaeological complex, declared a World Heritage site by the UNESCO.

Publications

Another example of our company’s commitment to cultural issues is its sponsorship of several publications, often related to the exhibitions and other cultural events in which it participates.

The most recent include the following titles:

•	The company has continued to publish the Nature Collection, referring to regions, natural environments and sites of ecological value in Spain. Sixteen such books have been published since 1987, the most recent being Nature in Cantabria and Nature in the Canary Islands.

•	El alma de la Patagonia, Vibraciones (The Soul of Patagonia, Vibrations referring to the city of Buenos Aires) and Madrid XXI, three books of photographs by Alberto Schommer, have also been published.

•	Sponsorship was forthcoming for Los Esplendores de España de El Greco a Velázquez (The Splendours of Spain from El Greco toVelazquez), a book-catalogue on the exhibition of the same name held in Brazil

•	The Reina Sofía National Museum Arte Centre and Repsol YPF published a catalogue entitled Hombre y Mujer (Man and Woman)–Antonio López on the statues by this renowned Spanish sculptor.

•	In Brazil, Repsol YPF collaborated in the historical-artistic publication Parque Nacional de la Floresta de Tijuca: 140 años de lareconstrucción de una floresta (The Tijuca National Park: 140 years restoring the Florest). This book contains texts by the journalist Marcos Sá Corrêa, the researcher and biologist Gustavo Matinelli and the diplomat Pedro da Cunha e Menezes, Assistant Consul for Brazil in Sydney (Australia) and former executive director of this park.

•
Another cultural contribution, in this case by Repsol YPF Peru, was the publication in December 2001 of Crónicas del Petróleo en el Perú (Oil Chronicles in Peru), with a text written by the renowned Peruvian writer, Luis Jochamowitz, on oil and gas development in that country. Apart its attractive illustrations, this is in itself a valuable document explaining the secular link between oil activity and Peru’s economic husbandry, describing its influence and relevance over the years.

•	Jointly with the Spanish Embassy in Ecuador, was published the book entitled Ecuador-España: historia y perspectivas (Ecuador-Spain: history and prospects) describing international relations between both countries from the colonial period to the end of the nineties. In addition El petróleo: qué es y para qué sirve (Oil: What is it and what is it for?) was produced to help advanced level students to understand the nature of the oil industry and Repsol YPF activities in Ecuador.

One of the best known and appreciated publications of its kind is the CAMPSA Guidebook, providing detailed information on hotels, national “paradors”, hostels, restaurants and rural tourism in Spain, Portugal, Andorra and the South of France. In 2001, an online edition was made available in Spanish and English at the website www. guiacampsa.com. Repsol Guidebooks have also been published on Catalonia, Galicia, the Basque country and Portugal.

Similarly, a new YPF Guidebook was published in Argentina, the first of its kind in that country in terms of the full and detailed tourist and gastronomic information, and maps.

Other cultural activities

PhotoEspaña 2002.

In the context of this photographic competition, considered one of the most important in Europe, Repsol YPF has sponsored an “Album” by the Mexican photographer, Ana Casas Broda.

“El Fet Casteller” Photographic competition.

The Catalonian Generalitat’s Secretary General for Youth organises this competition in Tarragona, in collaboration with the local authority: Consell Comarcal de l’Alt Camp, and sponsored by Repsol YPF. Since it was first held in 1989, the number of competitors has increased regularly. This event tries to provide an outlet for works by young photographers through an itinerant exhibition and the catalogue published annually to celebrate each competition.

“Seguici Popular”.

The “Seguici Popular” is a gathering of groups and institutions taking part in the “Fiesta Mayor” or Greatest Festival of Tarragona, and is a meeting point for representatives of traditional and popular folklore. Repsol YPF regularly supports some of its participants, mainly those incorporating or enhancing elements of this nature. Such was the case of “El Ball d’en Serrallonga”, “La Moixiganga”, “Ball de Diables” and “Colles Castelleres”.

“All is Chemical” Exhibition.

This exhibition has been sponsored by several chemical companies, including the Repsol YPF Chemical Division. Organised by the Catalonian Chemical Society and the Scientific and Technical Museum of Catalonia, this is an itinerate exhibition. The event was held in Tarragona from March to November 2002, and was then installed at the Barcelona “Fira” for Expoquimia.

Days of European Culture in Peru.

Embassies from the European Union member and candidate countries organised some cultural events to promote the various cultural expressions typical of their countries (dances, music, literature, architecture, etc.). These were initiated in April 2002 with an exhibition by the Spanish artist Gustavo Torner and the European Union’s Third Photographic Competition. Several activities were scheduled during the first half of the year.

SPORT

Sport is very important in developing values such as fair play, dedication, respect and self-confidence. For this reason, our company’s collaboration with the world of sports may be considered a further expression of social commitment.

The sponsorship and channelling of economic aid has enabled Repsol YPF to enter a new plane in its community relations through sporting activities. Since 1992, the company has actively participated in the Plan to Support Olympic Sports (Apoyo al Deporte Olímpico-ADO).

This Programme acts as a platform for the activities undertaken by the Spanish Olympic committee, the Higher Sports’ Council (Consejo Superior de Deporte) and Spanish Radio and Television (Radio Televisión Española), responsible for administering and distributing between the Spanish Sporting Federations the economic donations forthcoming from the various institutions and sponsors. As a result, sportsmen and women may receive annual grants, technical and medical support, and sporting equipment. The perseverance, efforts and sacrifice shown by them all, combined with financial aid from companies such as Repsol YPF, has placed our country amongst the world sporting elite in the space of only ten years.

In addition, during 2001, Repsol YPF continued its presence in the top world motorcycling and motor racing championships.

Obviously, competing in such races is an excellent test bench for our products and an opportunity to bear aloft the Repsol YPF brand name on the podiums in Spain and abroad. But we also feel this is an insuperable way of reaching the general public and encouraging those values of fair play and self sacrifice implicit in the practice of any sport.

Were it not for the sponsorship of racing teams, ever more costly as technological innovations develop and drivers, riders and engineers become more professional, followers of these sports would not be able to enjoy such events. This is yet another reason for Repsol YPF to participate in all categories, providing funds for riders from Spain and other countries, be they youngsters at the start of their career, or well-tried veterans.

Our company not only sponsors the 125cc, 250cc and GP classes in the FIM Road Racing World Championship for motorcycles, it also backs the World Series by Nissan, designed to give racing drivers in the Nissan 2000 and Super Nissan V6 classes the chance of one day competing in Formula 1 races.

Such is our enthusiasm to make top competition available to the public that the company has embarked on Repsol Racing for Spain, a unique programme organised by the Royal Spanish Automobile Federation. The idea is to permit young drivers between 14 and 17 years old to take part, free of charge, in the tests to select drivers for the Repsol team to compete in the Spanish 2003 Formula Junior Championship (for 1600 cc racing cars).

Not only is Repsol YPF committed to the famous or the search for future champions, it also promotes sport in the social environment closest to its operations, developing specific programmes for the communities in the proximity of its industrial complexes.

For example, in Bilbao, Cartagena, La Coruña, Puertollano and Tarragona, several local teams have been sponsored with funds or the supply of sporting equipment; and the sporting activities and practices organised by local authorities, institutions and schools have also received support.

Through the YPF brand name, Repsol YPF sponsors the Argentine National Football Team.

In Bolivia, there is collaboration with the “Tahuichi Aguilera” football academy, and sponsorship is given to the Tahuichi “Peace and Unity” Competition.

Several events have also received sponsorship in Venezuela, and equipment has been donated to several local institutions.

Repsol YPF Group Foundations

The Group Foundations play an important role in developing social, educational and cultural ventures; promoting scientific research; and preparing the younger generations in both professional and technical skills. In working to fulfil their objectives, these foundations are governed by the same business principles as the Repsol YPF Group: transparency, professional expertise and quality of management.

THE REPSOL YPF FOUNDATION

The Repsol YPF Foundation started activities in 1996 to channel and promote projects of a scientific and educational nature.

The Foundation pursues objectives of a scientific and educational nature, and promotes research.

Special attention is paid to the promotion of international and scientific studies, their technological application, and the field of business administration, and sponsorship provided for the training of highly qualified staff for the energy sector.

The Programmes include sponsorship of cultural and sporting events, grants, study aids and educational publications.

In short, the Foundation undertakes the training of university teaching staff and postgraduate students; promoting scientific and technological studies in areas related to oil, gas, power and petrochemicals; and facilitating international studies in the sphere of socio-economics and business management.

The programmes themselves fall within the following contexts:

•	Instituto Superior de la Energía (ISE).

•	Collaboration agreements with Spanish and foreign universities.

•	Postgraduate grants for young graduates of Spanish nationality.

•	Courses, seminars and conferences of a scientific, technological or socio-economic nature.

•	Publications relating to the courses, seminars and conferences held, and issues connected with the Foundation’s objectives.

Highlights of the recent Repsol YPF Foundation activities are as follows:

•	In the academic year 2001-2002, thirteen scholarship grants for ISE Master Degree Courses and two for Doctoral Theses were awarded, all for studies in the Energy and Petrochemicals field.

•	Under the Repsol YPF Degree Scheme, seven scholarships were awarded (four graduate scholarships for the Colorado School of Mines, and three for initiation in R+D). Several seminars were organised, and equipment donated to the Escuelas Técnicas Superiores de Ingenieros de Minas y de Ingenieros Industriales (Higher Technical Colleges for Mining and Industrial engineers) at the Madrid Polytechnics University.

•	Collaboration agreements were ongoing with the Universidad Rovira i Virgili of Tarragona, the Complutense University of Madrid, the Autonomous University of Barcelona, the Carolina Foundation and the Heriot–Watt University of Edinburgh. In May 2001, an agreement was reached for the creation of the Community of Madrid “Consorcio Centro para el Ahorro y la Energía” (Central Consortium for Savings and Energy).

•	As in previous years, the Foundation organised the most recent Repsol YPF–Harvard Seminar on “Energy Liberalisation and Regulation” and the fourth Formentor Forum with the keynote theme of “Dialogue and Development”.

The Formentor Forum

The Repsol YPF Foundation organises and holds this Forum annually at the Formentor Hotel on the island of Majorca. The satisfactory experience of three such Forums confirmed the event as an important arena for objective and open discussion on political, economic, cultural and social problems in the Mediterranean region.

Year after year, the Forum attracts prominent members of the community, Heads of State and Government, Ministers and politicians, business men and women, economists, diplomats, members of the academic sphere and the media.

This is a space for impartial opinions, free from commitments and decision-making. Its main purpose is that of providing a table for serious debate on the Mediterranean’s problems, an opportunity for reflection which may contribute to peace, stability and prosperity in the area.

Forum I “The Mediterranean at the crossroads of a new millennium”	The first Forum was held from 22 to 23 October 1999. Speeches given by Abdelaziz Bouteflika (President of the Algerian Democratic and Popular Republic) and Igor Ivanov (Russian Minister of Foreign Affairs) were an invaluable contribution to the debate.

At this meeting, Euro-Mediterranean cooperation was assessed, and sights were set on the future, scrutinising the numerous opportunities and challenges offered by the development and intensification of relations and cooperation between all the countries in the area.

Forum II “Safety in the Mediterranean”	The second Formentor Forum took place on 6 and 7 October 2000. António Guterres (the Portuguese Prime Minister), Yasser Arafat (President of the Palestinian National Authority) and Guido de Marco (President of Malta) were among the renowned participants.

Apart from a discussion of the traditional concepts of safety, linked to defence and other threats (drugs, organised crime, violence and terrorism, etc.) the new social, cultural and economic challenges, such as food hygiene, access to energy and hydro resources, and the problem of immigration were also raised for debate.

Forum III “The Impact of Enlarging the European Union on the Euro Mediterranean Process”	The illustrious participants in this Forum, held in November 2001, included Hosni Mubarak (President of the Arabian Republic of Egypt), Yasser Arafat (President of the Palestinian National Authority), Shimón Peres (Israeli Minister of Foreign Affairs), and José María Aznar (President of the Spanish Government), who participated in all the previous Formentor Forums.

There was an ample consensus in that the enlargement of the European Union should be compatible with the survival of a extensive Euro Mediterranean Process. Europe, it was said, must be an outward looking project, not inward looking or isolated from the rest of the world, especially the Mediterranean.

Forum IV “Dialogue and Development”	The opening conference of this most recent Forum, held in November 2002, was delivered by the European Commissioner of Justice and the Interior, Antonio Vitorino, who proposed an association to favour legal immigration. Participants in the special session on “The Development of the Peace Process in the Middle East” included Miguel Ángel Moratinos (special EU Council envoy), Shimón Peres (former Israeli Minister for Foreign Affairs) and Mohammed Dahalan (former National Safety Advisor for the Palestinian Authority). At the Political Table, among others, were Otto Schily (German Minister of the Interior) and Sa´eb Erakat (Palestinian envoy at the Middle East Peace Process).

At the Economic Table, an analysis was made of “The keys to the economic North-South imbalance”, and at the Socio-cultural Table, a reply was sought to the question, “Is religion an obstacle to Dialogue and Peace in the Middle East?”

THE YPF FOUNDATION

TheYPF Foundation, created in 1996, undertakes scientific, educational and cultural projects in Argentina:

•	Organising scholarships to finance studies within the country and abroad, cooperating in the training of Argentina’s scientific community.

•	Giving support to schools, institutes universities and research centres in their efforts to apply innovative techniques and processes.

•	Promoting and carrying out activities to aid the development of scientific and technical research, and the completion of professional training.

•	Reaching agreements with other institutions to back projects within the scope of the Foundation’s objectives.

•	Contributing to activities which attempt to improve living conditions and preserve the community’s cultural heritage.

More than sixty percent of theYPF Foundation’s budget is spent on graduate and postgraduate grants.

•	During 2001, the Annual José A. Estenssoro Scholarships were again offered. In total, seventeen postgraduate grants were awarded for careers linked to science and technology. These scholarships were established within the framework of agreements with international bodies, with which the Foundation has cooperated since its creation: Deutscher Akademischer Austauschdienst (Germany), the Fulbright Commission (USA) the French Embassy, and the British Council.

•	Twenty-six scholarships for the Instituto Superior de Energía (Higher Energy Institute) were also awarded for studies in “Exploration and Production of Hydrocarbons”, “Refining, Gas and Marketing”, “Petrochemicals” and “The Economy and Management of Energy Companies”.

•	Towards the end of 1998, the Foundation decided to extend its scope, presenting a Programme of Graduate Scholarships for National Universities. As a result, one hundred and thirty-five grants were awarded to permit young families with limited resources to complete their university studies in careers linked to the energy sector.

•	Also, under the Programme for Post Doctorate Grants, in agreement with the CONICET (National Council for Scientific and Technological Research), the following research projects have been financed: “Isomerisation of xylenes in membrane reactors”, “Study of the high temperature intermetallic phases”, and “The hydrogen-metal interaction in steel used in the oil industry”.

TheYPF Foundation has developed a Programme of Innovation in Education to promote ventures in school and university education. Under this programme, national and open competitions are organised to subsidise projects to implicate schools, higher education institutions, and eventually community organisations in finding ways to innovate the subjects taught and teaching methods. The last two such competitions were: “Innovation in mid-level education” (2001), organised jointly with the Antorchas Foundation; and “Innovation in Science and Technology” (2002).

To date, the Foundation has subsidised 25 educational projects at the primary, mid and upper levels in over 100 schools and institutes. These have involved 18 universities and 10 NGOs, 12,000 students, 500 teachers and 112 university lecturers and professors.

Projects for Innovation in Education 2001	“The energy of the landscape”. Province of Neuquén.

“Water without arsenic in Leales”. Province of Tucumán.

“Learning to live with earthquakes”. Province of San Juan.

“Mariculture: Community-School starts a venture”. Province of Chubut.

“Soil, the most valuable capital”. Province of Córdoba.

“Creating tools for integration”. Autonomous city of Buenos Aires.

“Biotransformation of organic waste to a usable resource”. Province of Santa Fe.

“Communicating how to protect graphic-multimedia workers”. The Autonomous City of Buenos Aires.

“Adolescence, Astronomy and Community in Patagonia”. Province of Chubut.

Other activities in which the YPF Foundation engages are the “Dentistry Campaign in Salta and Jujuy”, in collaboration with a team from the Rosario National University; and the “Guide of Argentine Researchers”, compiled jointly with the Campomar Foundation’s Centro de Divulgación Científica (Centre of Scientific Information).

With the Bunge and Born Foundation, we have also collaborated in the “Programme to Aid Rural and Frontier Schools”; and the “Computerisation of Patagonia Libraries”, a project by the Patagonia Austral Foundation, with the participation of the IT company, COMPAQ.

THE REPSOL YPF ECUADOR FOUNDATION

The Repsol YPF Ecuador Foundation was founded in February 2001 to manage and optimise the efficiency of the numerous social welfare activities undertaken by Repsol YPF in Ecuador.

Its mission is that of contributing in the country’s social development, supporting ventures which help to overcome the problems of social inequality or the exclusion of a vulnerable population; developing talent and providing training for children and young people; implanting ethical and peacekeeping values, seeking the correct use of natural resources and environmental preservation.

Strategic Guidelines

The Seeds of Life
Activities related to basic education, the education of minors in social risk situations or with an incapacity, the promotion of art and culture for children, adolescents, youth, and groups which are socially excluded or discriminated.

Full Life
Health and hygiene activities for rural or marginal urban populations lacking in services; and projects controlled and handled locally to address the need for preventive measures against life-endangering risk.

Undertakings for Life
A strengthening of integral development projects related to job creation and income generation, environmental recovery and protection, health, education, training and technical assistance. In this case, economic aid from the Foundation is given in the form of loans or retrievable financing.

In addition, the Foundation allots part of its funds to cultural projects, and has been successful in persuading several public and private institutions to take part in the process to rehabilitate Ecuador’s National Symphony Orchestra. The reconstitution of this orchestra has been warmly appreciated by the Ecuadorian community, and greeted with wide media recognition.

Indeed, the Foundation hopes to serve as an example of social responsibility on the part of private enterprise in Ecuador, inspiring other organisations and institutions to take part in similar ventures.

ANNEX 1. MAIN ACTIVITIES – BREAKDOWN BY COUNTRIES

SPAIN

Human Capital	Management model

	•	RYS XXI Project: New corporate culture, customer orientated (in-house and external), wider delegation.

Internal communications

	•	Employee Service.

	•	Intranet: Employees’ Portal.

Training and development

	•	Corporate Training Programme.

	•	Programme for Incorporating New Professionals.

	•	RYS XXI Supplementary Programme.

	•	Participation in Employment Forums.

	•	Awarding of Practices and Grants through agreements with universities, academies and foundations (the EOI School of Industrial Organisation, the University-Business Foundation, the Public Enterprise Foundation, ICEX (Spanish Institute of Foreign Commerce), and others).

Collaboration with the Spanish Association of Repsol YPF Ex-employees and Pensioners.

Community Activities	Collaboration in projects with NGOs, foundations and institutions

	•	Spanish Red Cross: Lifesaving at sea.

	•	ANAR Foundation: Help-line for children and adolescents.

	•	También Foundation: Cycling for the incapacitated.

	•	CODESPA Foundation: the Michiruy Fund.

	•	Foundation for Diabetes: Child diabetes.

	•	AMREF Spain.

	•	Catalonian Down Syndrome Foundation.

Education, Culture and Sport	Music

	•	“Repsol YPF Programme for the Music of Latin America”

	•	Sponsorship of concerts, mainly classical music.

	•	Support for the Cambrils Music Festival.

Recovery of the Historic and Artistic Heritage

	•	Restoration of the Nostián Celtic Castro (La Coruña).

	•	Restoration of the Roman Amphitheatre in Cartagena.

	•	Conversion of the Roman Mausoleums of La Barquera (Tarragona)

	•	Agreement with the Atapuerca Foundation

Publications

	•	“Nature” collection on Spanish regions.

	•	CAMPSA and Repsol guidebooks.

	•	Books with photographs of Madrid, Buenos Aires and Patagonia, by Schommer.

	•	Nature Park Collection (Iguazú).

Donations and collaboration with several associations, foundations and museums

House of America, Friends of Arco, The Royal Foundation of Toledo, the Friends of the Prado Museum Foundation, The Friends of the Reina Sofía National Art Centre Museum Association, the Library Foundation for Universal Literature, the Prince of Asturias Foundation, the Friends of MNCARS Association, MACBA, the Guggenheim Museum Foundation, the Pro-Spanish Royal Academy Foundation, the Atapuerca Foundation, the Carolina Foundation, etc.

	•	Reina Sofía National Art Centre Museum: “Man and Woman” sculptures by Antonio López

	•	Royal Palace of Madrid: Exhibition “The Treasures of the Royal Academy of History”.

Education

	•	The Catalonian Chemical Research Institute Private Foundation to promote top-quality chemical research.

	•	“The energy Path” project in agreement with the Catalonian Generalitat.

	•	Repsol YPF Award for Advanced Education Training Cycles.

	•	Junior Achievement Enterprise Forum.

	•	Community Leadership with Junior Achievement

	•	Photographic competition “El Fet Casteller” for young people.

Environment

	•	“Trees – Living legends” Project.

	•	“Mediterrania”, imparting of Courses in Environmental Education and Training.

	•	“Sea Weeks” Repsol YPF with the Ecomar Foundation.

Repsol YPF Foundation	•	Repsol YPF–Harvard Seminar.

	•	Formentor Forum.

Education

	•	Instituto Superior de la Energía (Higher Energy

Institute).

•	Collaboration agreements with Universities.

•	Grants for energy and petrochemical studies.

•	Repsol YPF Graduate Scheme.

ARGENTINA

Human Capital	•	Awarding of Scholarships and Practices through agreements with Educational Institutions.

	•	In-house competition “Repsol YPF in its community” on proposals for community activities.

Community Activities	•	Campaigns for medical revisions and vaccination amongst the native inhabitants of Salta and Jujuy.

	•	Dentist campaigns in the Puna Jujeña.

	•	“The Nutrition Programme” for infant nutrition, with the Fundación Red Solidaria (Solidarity Network Foundation).

Education, Culture and Sport	Education

	•	Agreement with the Patagonia Crusade Foundation for the integral development of rural communities, mainly of Mapuche origin.

	•	“Build with equity” project for the building of schools, in collaboration with the Ministry of Education.

	•	The Scientific Research Commission’s Programme of “Innovative Science and Technology Projects”.

	•	The “Reading is fundamental Argentina” programme, with the Fundación Leer (Reading Foundation).

	•	“School Computerisation” Programme, with the Fundación Compromiso (Commitment Foundation).

	•	Financial backing to set up an Exhibition in the historical building, where the National Tucumán University is housed.

	•	Data Base of Argentine Research Scientists, in collaboration with the Federico Leloir Foundation’s Scientific Information Centre.

	•	Science and Technology Internet Portal for secondary school education in Spain and Argentina.

	•	The Repsol YPF award for technological innovation in the oil, petrochemical, gas and power industries, in collaboration with the Argentine Petroleum and Gas Institute.

Music

	•	Activities in collaboration with institutions such as: The Teatro Colón Foundation, Mozarteum, Juventus Lyrica, Music Festivals, The Chamber Music Foundation, The Scala of San Telmo, Ars Novilis.

Environment

	•	Integral Park Maintenance, Buenos Aires.

	•	Forestation in the Neuquén province.

	•	Financial support for the construction of landscape

viewing platforms, shelters, and the erection of signs in the protected area of Auca Mahuida (Neuquén).

YPF Foundation	Education

	•	“Innovation in Education” competition for schools, universities and NGOs, together with the Antorchas Foundation

	•	“Education for youth” competition with the International Youth Foundation (IYF).

	•	“Social integration for the mentally handicapped” competition.

	•	“Classrooms without barriers 2001” with the Fulbright Commission and the Citizen Power Foundation, for teacher exchanges.

	•	Workshop on “New structures for energy markets”, in collaboration with the National University of San Juan, the Faculty of Engineering and the Institute of Electrical Power.

Scholarship Grants

	•	“José A. Estenssoro” postgraduate scholarships with the CONICET.

	•	Grants for the Instituto Superior de la Energía.

	•	Graduate scholarships for young people with limited means following a career linked to the energy sector.

	•	Donation to the Torcuato Di Tella University Foundation for postgraduate grants.

Social development

	•	Donation of medicines to the municipality of La Matanza.

	•	Subsidies and grant for institutions (Buenos Aires University and Technology Institute, Campomar, FLENI (Foundation to Combat Neurological Illness in Children), Cáritas).

	•	Donation to the Homeless Movement.

	•	Donation to the Fundación Compromiso for the “Seventh Argentine Social Sector Congress”.

	•	Support for the CIMA project (Training, Research, Control and Technical Assistance) by Cáritas San Isidro.

	•	Participation in the ranch-schools programme, organised by the Ministry of Science and Education.

	•	Programme for rural schools, with the Bunge y Born Foundation, to provide teaching materials, and other activities.

Culture

	•	Running and upkeep of the Online National Museum Directory in Internet.

•	Computerisation of Patagonian libraries, in conjunction with the Patagonia Austral Foundation.

BOLIVIA

Community Activities	•	Support for the Rehabilitation Centre for Drug-addicts by donating computers, a vehicle, and other items.

	•	Participation in the Programmes “Operation Smile” and “Placement of leg prostheses and orthopaedic legs”, by Rotary Club International.

	•	Technological Godparents “Aldeas SOS–Futurekids”, by giving patronage to children.

	•	Hosting of the “Ninth Tele Marathon for the DAVOSAN Maternity-Infants Volunteers”, an institution providing aid to the destitute.

	•	Aid to the victims of the La Paz flash flooding by donating provisions, foodstuff, mattresses and bedding, industrial and gas cookers, etc., for the temporary shelters.

Education, Culture and Sport	Education
	•	Agreement with the Gabriel René Moreno Autonomous University to develop a programme of pre-professional practices.

	•	Agreement with the Private University of Santa Cruz de la Sierra, including academic and research activities.

	•	Agreement with the Misael Saracho de Tarija Autonomous University.

	•	Hosting of the “Latin American Film Festival”.

Music

	•	Hosting of the “Chiquitos Missions”. Baroque Music Festival.

Sport

	•	The “Tahuichi Aguilera” Football Academy, sponsorship of the Tahuichi “Peace and Unity” Competition.

Publications

	•	Sponsorship for the publication of scientific nature books (“Mamíferos de los Bosques Húmedos de América Tropical” (Mammals in the Tropical Forests of the Americas) and “Las Orquídeas de Bolivia” (Orchids of Bolivia) and books on economic themes (“Bolivia: the new direction of an emerging economy”).

	•	Educational Programme “The Environment, Our Home”: the publication of a series of stories to teach environmental issues.

BRAZIL

Community Activities	•	Organisation of the “ECCO Award for Social Activities” in collaboration with the Spanish Consulate in Brazil.

Environment

	•	Programme for “Selective Garbage Collection at the Tijuca National Park” in Rio de Janeiro.

	•	Reforestation of the “Serra da Cantereira” in Sao Paolo.

	•	Environmental Sponsorship in Porto Alegre.

Education and Culture	Education

	•	Programme for environmental education in Espíritu
Santo.

Art and Culture

	•	Plastic arts exhibition at the Argentine Consulate in Sao Paolo

	•	Concert by the Tenor, Darío Volonté.

Publications

	•	“Parque Nacional da Tijuca: 140 años de la
reconstrucción de una floresta” (Tijuca National Park:
140 years of reconstructing “a floresta”.

CHILE

Human Capital	•	Practices for students and young professionals.

	•	Support for employees to attend courses through the Sence (National Service for Training and Employment).

	•	Training programmes.

Community Activities	•	Donations of gas and kerosene to schools with limited funds.

	•	Funding for several social campaigns in coordination with the Argentine Embassy.

	•	Support for victims of tropical storms.

Donations to several institutions

	•	Pro–O’Higgins Corporation.

	•	“A woman’s smiles” campaign.

	•	The Maipú Municipality and Fire Brigade.

	•	Hermanitas de los Pobres (Sisters of the Poor).

	•	Fundación María Ayuda (Mary Helps Foundation).

	•	CEAT.

	•	Refuge of Christ Foundation.

	•	Fundación Acoge (Welcome Foundation).

	•	Support to the Home for Sufferers of AIDS.

In collaboration with employees

	•	Patronage of the Sta. Bernardina Children’s Home by the company’s employees.

	•	A collection amongst the workers for the “Mediaguas Campaign”.

	•	Joint company-employee donations to the Hogar de Cristo.

Education and Culture	•	Cooperation with theatre plays, exhibitions, films.

	•	The Ninth Season of the city’s Municipal Theatre.

	•	The Curanilahue Youth Orchestra.

	•	Funding for the Mirador Interactive Museum.

	•	Seminars in conjunction with the Chile-Argentina Chamber.

ECUADOR

Community Activities	Agreement for Friendship, Respect and Mutual Support between the Huaorani people and Repsol YPF:

	•	Annual planning of a work schedule with the participation of all communities.

	•	Control of colonisation or any arbitrary settlement in their territory.

	•	Recognition and respect for their ancestral rights.

Health

	•	Continuous training of community health officers; medical attention; preventive campaigns, child vaccination and de-worming; the construction of infrastructures.

Education

	•	Training of community officers to promote bilingual Inter-cultural education: scholarships, school infrastructure, teaching materials and equipment.

Cultural rescue

	•	The passing down of traditional knowledge to the new generations.

Environmental control

	•	Activities to restore the environment and improve drinking water systems within the communities, based on knowledge of the Huaoranis and their habitat.

Job creation

	•	The Huaoranis perform tasks related to their ancestral customs and wisdom, in order to acquire labour skills which differ from their traditional occupations.

Repsol YPF Ecuador Foundation	Health

	•	Food supplement project in Quito, in collaboration with the Salesian Foundation.

	•	The building and equipping of special medical surgeries to attend to the rural or marginal urban populations in places affected by grave endemic illnesses, gastric infections, or problems caused by malnutrition.

	•	Attention in Quito for children with cerebral palsy or the Down syndrome.

Education

	•	Care for children in risk situations.

	•	Investments to build hostels, equipment for educational centres and to provide instruction.

•	Night transport in Quito for children dwelling in the street.

•	Support for schools in collaboration with the Esquel Foundation

•	Provision of funds and technical assistance for the construction and equipment of schools, crèches, libraries, workshops, laboratories and canteens; basic healthcare and student grants.

•	Youth training through the “Programa del Muchacho Trabajador” (Programme for the Working Lad)

•	Management and supervision of the use of donations and contributions in cash for studies and research at universities or secondary schools.

•	Access to educational television, in conjunction with the FIDAL Foundation.

•	Learning through art for the schoolchildren of Quito.

•	Holiday training courses in natural sciences, in collaboration with the Young World Foundation

Micro-finances

•	Allotment of funds to strengthen small business ventures by young people, accompanied by business management training and technical service activities.

PERU

Community Activities	Community Relations

	•	The company is pro-active in and around exploration sites, in fulfilment of the Guide for Community Relations: Integral assistance programme in areas of health, education and communication.

Health

	•	“La Ventanilla Annual Integral Health Campaign” which permits the elderly to attend surgeries and receive medicines and medical check-ups free of cost.

	•	Contribution to the “Annual Programme for Early Detection of Breast Cancer” for the women of Ventanilla.

	•	Medical attention and training campaigns for native communities in the Amazon jungle, and the regular donation of medicines and medical equipment.

	•	Collaboration with the Peruvian Cancer Fund.

Education

	•	Donation of IT equipment, wood and second hand furniture to schools and community dining rooms.

	•	Christmas campaign, organising a party for the most needy children in the region of Ventanilla and Callao.

	•	Construction of a gas-plumbing workshop and a ceramics centre in the Fe y Alegría school in Ventanilla.

	•	Annual “School Campaign” in Ventanilla.

	•	Enhancement of infrastructure in schools for the Río Urituyacu native communities; donation of furniture, and school and teaching equipment.

Community aid in emergency situations

	•	Donation to the victims of fire in the Ventanilla District.

	•	Donation of portable cookers and gas balloons for earthquake victims in South Peru.

	•	Donations to victims of “El Niño” in the North.

	•	Donation of mattresses for residents of the Santa Mónica Prison, after a fire.

Regular collaboration with NGOs

	•	Hogar de Cristo: donation of fuel and gas.

	•	Callao Diocese: donation of fuel.

	•	Lamp of Gold: donation of kerosene.

	•	Matilde Téllez Infant Crèche: donation of gas.

	•	Peruvian League to Combat Cancer.

	•	Fe y Alegría: education.

	•	Coprodeli: monthly donation of fuel.

Education and Culture	•	Agreement with the Peru 2021 Foundation for the awarding of grants to young Peruvians wishing to study International Masters Degrees at the Instituto Superior de la Energía.

	•	The “Creer para Crear” (Believe to Create) Project for the promotion and training of young people in business studies, with the support of the BID (Inter-American Development Bank) and a group of leading Peruvian companies.

	•	Member of the “Friends of the Lima Art Museum Programme”, collaborating in the restoration and preservation of works of art.

	•	Collaboration in the conditioning and equipping of an exhibition hall at the Arequipa Contemporary Art Museum.

	•	“Reforestation and Sowing of Green Spaces” in industrial and urban areas, and several schools in Ventanilla.

	•	Publication of the book “Agua de los Andes. Esplendory Magia de los Ríos, Lagos y Manantiales del Perú” (Water of the Andes. Splendour and Magic of the Peruvian Rivers, Lakes, and Springs).

	•	Publication of “Crónica del Petróleo en el Perú” (A Chronical of Petroleum in Peru).

VENEZUELA

Community Activities	Health

	•	Activities and donations contributing to the health sector (medicines, vaccination campaigns, etc.)

Education

	•	Programmes and donations for the improvement of educational facilities, mainly for school equipment and maintenance.

Other programmes and donations

	•	Provision of equipment and funds for activities organised by institutions in the areas surrounding the company’s operations.

	•	Participation in “Joint Projects”, with shared responsibility, for the construction and maintenance of infrastructures, in which the company supplies the materials and the community the labour force.

	•	Aid for sport, by donating equipment and sponsoring sporting events.

	•	Participation in activities to favour education, health, leisure and the environment, to encourage business-community integration.

	•	Participation in community programmes for the “Reforestation and Conservation of Hydrographic basins”.

	•	Participation in the “Environmental Conference on the Handling of Waste in Communities” under the influence of our operations.

Education	•	Participation in the Symposium on Social Business Responsibility.

Document prepared by:
Repsol YPF
External Relations Department
Paseo de la Castellana, 278 – 28046 Madrid
Phone: (34) 91 348 81 00 / (34) 91 348 80 01
Fax: (34) 91 314 28 21 / (34) 91 348 94 94
www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 27, 2002	By: /s/ CARMELO DE LAS MORENAS

Name: Carmelo de las Morenas
Title: Chief Financial Officer